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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-9

                 SOLICITATION/RECOMMENDATION STATEMENT PURSUANT
           TO SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                         DOMINICK'S SUPERMARKETS, INC.
                           (NAME OF SUBJECT COMPANY)

                         DOMINICK'S SUPERMARKETS, INC.
                      (NAME OF PERSON(S) FILING STATEMENT)

                            ------------------------

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
               NON-VOTING COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                           COMMON STOCK -- 257159103
                        NON-VOTING COMMON STOCK -- NONE
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            ------------------------

                               ROBERT A. MARIANO
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                         DOMINICK'S SUPERMARKETS, INC.
                              505 RAILROAD AVENUE
                           NORTHLAKE, ILLINOIS 60164
                                 (708) 562-1000
 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICE AND
            COMMUNICATIONS ON BEHALF OF PERSON(S) FILING STATEMENT)

                            ------------------------

                                   COPIES TO:
                             THOMAS C. SADLER, ESQ.
                                LATHAM & WATKINS
                       633 WEST FIFTH STREET, SUITE 4000
                       LOS ANGELES, CALIFORNIA 90071-2007
                                 (213) 485-1234
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ITEM 1. SECURITY AND SUBJECT COMPANY

     The name of the subject company is Dominick's Supermarkets, Inc., a Delaware corporation (the "Company"), and the address of the principal executive offices of the Company is 505 Railroad Avenue, Northlake, Illinois 60164. The title of the class of equity securities to which this statement relates is the Common Stock, par value $.01 per share (the "Voting Common Stock"), and the Non-Voting Common Stock, par value $.01 per share (the "Non-Voting Common Stock" and, together with the Voting Common Stock, the "Common Stock"), of the Company.

ITEM 2. TENDER OFFER OF THE BIDDER

     This statement relates to the cash tender offer (the "Offer") disclosed in a Tender Offer Statement on Schedule 14D-1, dated October 19, 1998 (the "Schedule 14D-1"), of Windy City Acquisition Corp., a Delaware corporation ("Purchaser") and a wholly-owned subsidiary of Safeway Inc., a Delaware corporation ("Parent"), to purchase all of the outstanding shares of Common Stock (the "Shares") at a price of $49.00 per Share, net to the seller in cash without interest (the "Offer Price"), subject to certain conditions set forth therein. The Offer is being made by Purchaser pursuant to the Agreement and Plan of Merger, dated as of October 13, 1998 (the "Merger Agreement"), by and among the Company, Parent and Purchaser, a copy of which is filed as Exhibit 1 hereto and incorporated herein by reference. Subject to certain terms and conditions of the Merger Agreement, Purchaser will be merged with and into the Company (the "Merger") as soon as practicable after the expiration of the Offer, with the Company surviving the Merger (the "Surviving Corporation") and becoming a wholly-owned subsidiary of Parent. The Schedule 14D-1 states that the address of the principal executive offices of Parent and Purchaser is 5918 Stoneridge Mall Road, Pleasanton, California 94588. A copy of the press release issued by the Company and Parent on October 13, 1998 is filed as Exhibit 2 hereto and incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND

     (a) The name and business address of the Company, which is the entity filing this statement, are set forth in Item 1 above.

     (b) Except as described or referred to below, there exists on the date hereof no material contract, agreement, arrangement or understanding and no actual or potential conflict of interest between the Company or its affiliates and (i) the Company's executive officers, directors or affiliates or (ii) the executive officers, directors or affiliates of Parent or Purchaser.

  Arrangements with Directors, Executive Officers or Affiliates of the Company

     Certain contracts, agreements, arrangements and understandings between the Company and certain of its directors, executive officers and affiliates, including a description of the Company's employment and severance arrangements with its executive officers, are described in the Company's Information Statement in the sections entitled "Board of Directors -- Directors Compensation" and "Certain Relationships, Transactions and Arrangements" and "Executive Officer Compensation." The Information Statement is attached hereto as Annex A and incorporated herein by reference.

     In connection with the transactions contemplated by the Merger, the following agreements were entered into: the Merger Agreement; the Stockholders Agreement, dated as of October 13, 1998 (the "Stockholders Agreement"), by and among Parent, Purchaser and the stockholders of the Company listed on the signature pages thereto; the Amendment to Class A Common Stock Purchase Warrant, dated as of October 13, 1998 (the "Warrant Amendment"), by and between the Company and The Yucaipa Companies, a California general partnership ("Yucaipa"); and the Amendment to Amended and Restated Stockholders Agreement, dated as of October 13, 1998 (the "Stockholders Agreement Amendment"), by and among Yucaipa and the stockholders of the Company listed on the signature pages thereto (collectively, the "Agreements").

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MERGER AGREEMENT

     The following summary is qualified in its entirety by reference to the complete text of the Merger Agreement which is filed as Exhibit 1 hereto and incorporated herein by reference. Capitalized terms used but not defined herein shall have the meanings set forth in the Merger Agreement.

     The Offer. The obligations of Purchaser to accept for payment, purchase and pay for any and all shares validly tendered on or prior to the expiration of the Offer and not withdrawn are subject to the satisfaction of there being validly tendered and not properly withdrawn prior to the expiration of the Offer a number of Shares which in the aggregate constitutes more than 50% of the issued and outstanding Shares (determined on a fully-diluted basis without giving effect to the Shares issuable upon exercise of the Yucaipa Warrant (as defined below)) (the "Minimum Condition") and the other conditions to the Offer, including those described below under "Certain Conditions of the Offer", any of which conditions may be waived by Purchaser in its sole discretion, except that Purchaser may not waive the Minimum Condition without the prior written consent of the Company. Purchaser expressly reserves the right, in its sole discretion, at any time and from time to time, and regardless of whether or not any of the events set forth below under "Certain Conditions to the Offer" shall have occurred or shall have been determined by Purchaser to have occurred, to (i) extend the period of time during which the Offer is open and thereby delay acceptance for payment of, and the payment for, any Shares, by giving oral or written notice of such extension to First Chicago Trust Company of New York, as depositary (the "Depositary") and (ii) amend the Offer in any respect by giving oral or written notice of such amendment to the Depositary. Under the terms of the Merger Agreement, however, without the written consent of the Company, neither Parent nor Purchaser will waive the Minimum Condition, decrease the Offer Price payable in the Offer, decrease the number of Shares to be purchased in the Offer, change the form of consideration to be paid in the Offer, change or amend the conditions to the Offer set forth in the Merger Agreement, including Annex A thereto (the "Offer Conditions") or impose any additional conditions, change the expiration date of the Offer, or otherwise add, amend or waive any other terms of the Offer in a manner which is adverse to the holders of Shares. The rights reserved by Purchaser in this paragraph are in addition to Purchaser's rights to terminate the Offer upon the failure of the conditions described below under "Certain Conditions of the Offer" to be satisfied on the expiration date of the Offer (the "Expiration Date"). Notwithstanding the foregoing, if on any scheduled Expiration Date of the Offer, which shall initially be 12:00 Midnight on Monday, November 16, 1998, all conditions to the Offer have not been satisfied or waived, Purchaser may, and at the request of the Company shall, from time to time, extend the expiration date of the Offer for up to 10 additional business days (but in no event will Purchaser be required to extend the expiration date of the Offer beyond April 15, 1999). In addition, Purchaser may, without the consent of the Company, (i) extend the Offer for any period required by any rule, regulation, interpretation or position of the Securities and Exchange Commission (the "Commission") or the staff thereof applicable to the Offer, and (ii) extend the Offer if (A) the Offer Conditions have been satisfied or waived and (B) the number of Shares validly tendered and not withdrawn represent more than 65% but less than 90% of the issued and outstanding shares of each of the Voting Common Stock and the Non-Voting Common Stock; provided, however, that in no event shall the extensions permitted under the foregoing clause (ii) exceed, in the aggregate, 10 business days. Subject to the terms of the Offer, including the Offer Conditions, and except to the extent the Offer is extended, Purchaser will accept for payment, purchase and pay for all Shares validly tendered and not withdrawn as soon as it is permitted to do so under applicable law. Purchaser shall have the right, in its sole discretion, to extend the Offer as described above notwithstanding the prior satisfaction of the Offer Conditions, in order to attempt to satisfy the requirements of Section 253 of the Delaware General Corporation Law (the "DGCL") so that the Merger could be effected without a meeting of the Company's stockholders.

     The Minimum Condition requires that at least that number of Shares (including Voting Common Stock and Non-Voting Common Stock) constituting more than 50% of the total issued and outstanding Shares (determined on a fully-diluted basis without giving effect to the Shares issuable upon the exercise of the Yucaipa Warrant) on the date such Shares are purchased (the "Minimum Shares") shall have been validly tendered and not withdrawn prior to the expiration of the Offer.

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

     The Merger. The Merger Agreement provides that, at the effective time of the Merger (the "Effective Time") and subject to the conditions set forth therein (and including those described below under "Certain Conditions of the Offer") and the provisions of the DGCL, Purchaser shall be merged with and into the Company in accordance with the DGCL and substantially in the manner described in the Offer, the separate corporate existence of Purchaser shall cease, and the Company shall continue as the Surviving Corporation in the Merger. At Parent's election, any direct or indirect subsidiary of Parent other than Purchaser may be merged with and into the Company instead of Purchaser so long as such election (i) does not cause or result in a delay or postponement of the consummation of the Offer or the Effective Time and (ii) does not relieve Purchaser of any of its obligations under the Merger Agreement.

     Pursuant to the Merger Agreement, at the Effective Time, each Share issued and outstanding immediately prior to the Effective Time (other than Shares held in the treasury of the Company, if any, and each Share owned by Parent or Purchaser, or by any direct or indirect wholly-owned subsidiary of any of them and shares of Common Stock outstanding immediately prior to the Effective Time the holder of which has (i) not voted in favor of the Merger or consented thereto in writing and (ii) demanded appraisal for such Common Stock in accordance with DGCL ("Dissenting Shares")) shall be converted into the right to receive the Offer Price, without interest, less any withholding taxes required under applicable law.

     Treatment of Stock Options and Other Company Stock Rights. Pursuant to the Merger Agreement, prior to the Effective Time, the Company may accelerate to the day after the Effective Time the vesting of unvested nonqualified and incentive stock options (or any portion thereof) granted to certain employees of the Company and its subsidiaries pursuant to the Company's Restated 1995 Stock Option Plan and 1996 Equity Participation Plan (and, collectively with the vested portion of such stock options, the "Accelerated Options"); provided, however, that other than the Accelerated Options, neither the Company, the Board of Directors of the Company (the "Board of Directors") nor any committee thereof may accelerate the vesting or exercisability of any stock option, restricted stock award, performance award, dividend equivalent, deferred stock, stock payment, stock appreciation right or share of capital stock (collectively, the "Company Stock Rights") granted, awarded, earned or purchased pursuant to any of the Company's Restated 1995 Stock Option Plan, 1996 Equity Participation Plan, Directors Deferred Compensation and Restricted Stock Plan and 1997 Employee Stock Purchase Plan or any other stock option, performance unit or similar plan of the Company and its subsidiaries (the "Stock Plans") prior to the Effective Time. Prior to the Effective Time, the Company will enter into agreements in respect of the Accelerated Options, which agreements will provide for the payment, upon surrender of each Accelerated Option on the day after the Effective Time, of an amount of cash per Share subject to each Accelerated Option equal to the excess, if any, of the Offer Price over the exercise price of such Accelerated Option (the "Spread Per Share") less an amount equal to all taxes required to be withheld from such payment. Any such Company Stock Rights not so surrendered or otherwise exercised prior to the Effective Time shall terminate at the Effective Time in accordance with the terms of the applicable Stock Plan or the relevant agreements with optionees. Parent shall cause the Company to pay, on the day after the Effective Time, the aggregate Spread Per Share to the holders of the surrendered Accelerated Options.

     Pursuant to the Merger Agreement, Parent will also assume the vested and unvested portion of certain outstanding nonqualified and incentive stock options granted to certain employees of the Company or its subsidiaries (the "Assumed Options"). The Company will provide that at the Effective Time, all outstanding Assumed Options will be converted automatically into options to purchase shares of common stock, par value $.01 per share, of Parent ("Parent Common Stock") (collectively, "New Stock Rights") in an amount and, if applicable, at an exercise price determined as follows: (i) the number of shares of Parent Common Stock to be subject to the New Stock Right shall be equal to the product of (x) the number of Shares remaining subject (as of immediately prior to the Effective
Time) to the Assumed Option multiplied by (y) the quotient obtained by dividing the Offer Price by the average of the closing prices of Parent Common Stock on the NYSE as reported on the NYSE Composite Transactions Tape for the 15 trading days randomly selected by lot out of the 35 trading days ending on the second trading day preceding the Effective Time (the "Conversion Ratio"); provided, that any fractional shares will be rounded down to the nearest share; and (ii) the exercise price per share of Parent Common Stock under the New Stock Right will be equal to the exercise price per

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

Share under the original Company Stock Right divided by the Conversion Ratio, provided that such exercise price shall be rounded down to the nearest cent.

     The unvested portion of such New Stock Right shall otherwise continue in effect on the same terms and conditions (including antidilution, vesting and exercisability provisions) as were in effect for the Company Stock Rights prior to the Effective Time (except that any references to the Company shall be deemed, as appropriate, to include Parent); provided, however, that any New Stock Rights held by an employee or consultant of the Company or any subsidiary whose employment or consulting arrangement, as the case may be, is terminated without Cause (as defined in the Merger Agreement) or is subject to a Constructive Termination (which term shall be defined in the agreements entered into with the holders of the applicable Company Stock Rights in a manner consistent with the definition of such term contained in the employment or consulting agreements entered into with such individuals on October 9, 1998), in either case after the Effective Time, shall become fully vested on the date of such termination. The adjustments provided for in the Merger Agreement with respect to any options that are "incentive stock options" (as defined in Section 422 of the Code) shall be, and are intended to be, effected in a manner which is consistent with Section 424(a) of the Code.

     The Merger Agreement also provides that, other than the Accelerated Options, the Assumed Options and any Company Stock Rights otherwise exercised prior to the Effective Time, all other Company Stock Rights will terminate at the Effective Time in accordance with the applicable Stock Plan or such agreements with the holders of such Company Stock Rights.

     After the Effective Time, no holder of a Company Stock Right or any participant in any Stock Plan will have any right thereunder to acquire capital stock of the Company, Purchaser or the Surviving Corporation.

     Upon the acceptance for payment of the Shares in the Offer, Purchaser or Parent will purchase from Yucaipa the Yucaipa Warrant for an amount equal to the product of 3,874,492 (the number of Shares underlying the Yucaipa Warrant) and the excess of the Offer Price ($49) over the per share exercise price ($20.732 as of the date hereof) for the Yucaipa Warrant.

     The Merger Agreement provides that, unless otherwise stipulated, Dissenting Shares shall not be converted into the right to receive the Offer Price applicable to such Shares at or after the Effective Time but shall be entitled to receive such amount as shall be determined pursuant to Section 262 of the DGCL unless and until the holder of such Dissenting Shares shall have failed to perfect or withdrawn or lost such right to appraisal and payment under the DGCL. If a holder of Dissenting Shares shall have so failed to perfect or shall have effectively withdrawn or lost such right to appraisal and payment, or if it is determined that such holder does not have appraisal rights in accordance with the DGCL, then such holder's Dissenting Shares shall be treated as if they had been converted as of the Effective Time into the right to receive the Offer Price applicable to such Shares, without any interest thereon.

     The Merger Agreement also provides that at the Effective Time and without any further action on the part of the Company or Purchaser, the Amended and Restated Certificate of Incorporation of the Company (the "Certificate of Incorporation"), as in effect immediately prior to the Effective Time, shall be the certificate of incorporation of the Surviving Corporation subject to certain changes described in the Merger Agreement. At the Effective Time and without any further action on the part of the Company or Purchaser, the Amended and Restated Bylaws of the Company (the "Bylaws"), as in effect immediately prior to the Effective Time, shall be the Bylaws of the Surviving Corporation. The Merger Agreement provides that the directors of Purchaser immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation, each to hold office in accordance with the applicable provisions of the Certificate of Incorporation and Bylaws of the Surviving Corporation, until their successors shall be duly elected or appointed and qualified. At the Effective Time, the officers of the Company immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation, until their respective successors are duly elected or appointed (as the case may be) and qualified.

     Stockholders Meeting. The Merger Agreement provides that to the extent necessary to consummate the Merger, as soon as practicable following the acquisition by Purchaser of the Minimum Shares pursuant to the

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

Offer, the Company is required to, in accordance with applicable law, its Certificate of Incorporation and Bylaws, convene and hold a meeting of its stockholders for the purpose of approving and adopting the Merger Agreement and the transactions contemplated thereby (the "Stockholders' Meeting"). The Company
(i) is required to recommend (and include such recommendation in the proxy statement, if any, with respect to such Stockholders' Meeting) that the holders of the Shares accept the Offer and approve the Merger Agreement and the other transactions contemplated thereby, including the Merger, and (ii) is required to take all reasonable and lawful action to solicit and obtain such approval. Subject to the provisions of the following sentence, the Board of Directors may not withdraw, amend or modify in a manner adverse to Parent its recommendation referred to in clause (i) of the preceding sentence (or announce publicly its intention to do so), provided that disclosure of the receipt of an Alternative Transaction (as defined below) or the fact that the Board of Directors is considering such Alternative Transaction or reviewing it with its advisors (to the extent the Board of Directors shall have determined in good faith that such disclosure is required by law or any applicable securities exchange requirements) shall not constitute such a withdrawal, modification or amendment. Prior to the acceptance for payment of the Minimum Shares pursuant to the Offer, the Board of Directors shall be permitted (each of the following is referred to herein as, a "Permitted Action") (A) to withdraw, amend or modify its recommendation (or publicly announce its intention to do so) of the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, in a manner adverse to Parent or (B) to approve or recommend or enter into an agreement with respect to a Superior Transaction (as defined below) if
(1) the Company has complied with the provisions described under "No Solicitation of Transactions" below, (2) a Superior Transaction shall have been proposed by any person other than Parent and such proposal is pending at the time of such action, (3) the Board of Directors shall have determined in good faith, based on the advice of its outside legal counsel, that the failure to withdraw, amend or modify its recommendation or to approve or recommend or enter into such Superior Transaction would constitute a breach of its fiduciary duties under applicable law and (4) the Company shall have notified Parent of such Superior Transaction proposal at least three business days in advance of such action.

     "Alternative Transaction" shall mean any of the following events: (i) any merger, consolidation or business combination between the Company or any of its significant subsidiaries and any person other than Parent, Purchaser or any of their respective affiliates (a "third party"); (ii) the acquisition or purchase by a third party of 25% or more of the capital stock (including securities exercisable or exchangeable for or convertible into capital stock) of the Company or any material equity interest in any of its significant subsidiaries or the consolidated assets of the Company and its subsidiaries, taken as a whole; (iii) any tender offer or exchange offer which, if consummated, would result in any third party owning 25% or more of the Shares; or (iv) any proposal or offer with respect to the foregoing.

     "Superior Transaction" shall mean any bona fide Alternative Transaction involving at least 60% of the outstanding Shares on terms that the Board of Directors determines in its good faith judgment (after consultation with DLJ or another financial advisor of nationally recognized reputation, taking into account all the terms and conditions of the Alternative Transaction, including any break-up fees, expense reimbursement provisions, conditions to consummation and all other legal, financial, regulatory and other aspects of the proposal and, to the extent relevant to any of the foregoing, the identity of the person proposing the Superior Transaction) are more favorable to the Company's stockholders from a financial point of view than the Merger Agreement and the Merger taken as a whole.

     At the Stockholders' Meeting, Parent will vote, or cause to be voted, all Shares then owned by it or Purchaser or any of Parent's other subsidiaries or affiliates in favor of the Merger and the adoption of the Merger Agreement.

     The Merger Agreement provides that, notwithstanding the foregoing, in the event that Purchaser acquires at least 90% of the outstanding shares of each class of the capital stock of the Company following expiration of the Offer, the Company will not be required to call the Stockholders' Meeting or file and mail a proxy statement and the parties will, at the request of Purchaser and subject to the provisions of the Merger Agreement, take all necessary and appropriate action to cause the Merger to become effective as soon as practicable after such expiration without a meeting of the Company's stockholders in accordance with
Section 253 of the DGCL.
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

     Proxy Statement. The Merger Agreement provides that, if required under applicable law in order to effect the Merger, then promptly after consummation of the Offer, the Company will file the Proxy Statement with the Commission under the Exchange Act and will use its reasonable best efforts to have it cleared by the Commission. Parent, Purchaser and the Company have agreed to cooperate with each other in the preparation of the Proxy Statement, including, in the case of Parent and Purchaser, by furnishing to the Company the information relating to it required to be set forth in the Proxy Statement. The Company has agreed to use its reasonable best efforts, after consultation with the other parties hereto, to respond promptly to any comments made by the Commission with respect to the Proxy Statement and any preliminary version thereof filed by it and to cause the Proxy Statement to be mailed to the Company's stockholders at the earliest practicable time.

     Designation of Directors. The Merger Agreement provides that, promptly upon acceptance for payment of, and payment by Purchaser in accordance with the Offer for, not less than a majority of the outstanding Shares (on a fully diluted basis without giving effect to shares issuable upon the exercise of the Yucaipa Warrant) pursuant to the Offer, Purchaser will be entitled to designate such number of members of the Board of Directors, rounded up to the next whole number, equal to that number of directors which equals the product of the total number of directors on the Board of Directors (after giving effect to the directors elected pursuant to this sentence) multiplied by the percentage that such number of Shares owned in the aggregate by Purchaser or Parent, upon such acceptance for payment, bears to the number of Shares outstanding. Notwithstanding the foregoing, until the Effective Time there shall be at least one Continuing Director (as defined in the Merger Agreement). The Company will, upon request of Purchaser and on the date of such request, (i) either increase the size of the Board of Directors or secure the resignations of such number of its incumbent directors as is necessary to enable Parent's designees to be so elected to the Board of Directors, and (ii) cause Parent's designees to be so elected.

     Access to Information; Confidentiality. Pursuant to the Merger Agreement and subject to the terms thereof, from the date thereof to the earlier of the Effective Time or the termination of the Merger Agreement, the Company will, and will cause its subsidiaries, officers, directors, employees, auditors and other agents, upon reasonable notice, to afford the officers, employees, auditors and other agents of Parent reasonable access during normal business hours to the officers, employees, agents, properties, offices, plants and other facilities and to all books and records of the Company and its subsidiaries and will furnish Parent and Purchaser and their officers, employees and agents all financial, operating and other data and information as Parent and Purchaser may reasonably request.

     The Merger Agreement further provides that each of the Company and Parent will cause its directors, officers, employees, agents, advisors and controlling persons to hold all nonpublic information obtained by Parent and Purchaser pursuant to the above paragraph in confidence on the same terms and conditions as set forth in the Confidentiality Agreement.

     In order to facilitate an orderly transition of the business of the Company to Parent and to permit the coordination of their related operations on a timely basis, the Company has agreed, to the extent reasonably practicable and permitted by applicable law, to consult with Parent on significant strategic and financial and operational matters, including, without limitation, retail operations, store openings, closings and remodelings, marketing, advertising and personnel.

     No Solicitation of Transactions. The Merger Agreement required that, immediately following the execution thereof, the Company cease, and cause its subsidiaries and their respective officers, directors, employees, representative and agents engaged in connection with the transactions contemplated by the Merger Agreement to cease, any existing discussions or negotiations with any parties conducted prior to the date of the Merger Agreement with respect to any Alternative Transactions. Neither the Company nor any of its subsidiaries, nor any of their respective directors, officers, employees or representatives and agents engaged by the Company in connection with the transactions contemplated by the Merger Agreement is permitted, directly or indirectly, to solicit, initiate, facilitate or encourage the making of any proposal for an Alternative Transaction, participate in any discussions or negotiations with, or provide any information to, any person (other than Parent, Purchaser and their designees) concerning an Alternative Transaction or grant any waiver or release under any standstill or similar agreement with respect to any class of equity securities of the

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

Company and its subsidiaries; provided, however, that the Company (and its subsidiaries and its and their respective officers, directors, employees, representatives or agents) may, prior to the acceptance for payment of the Minimum Shares pursuant to the Offer, participate in negotiations or discussions with, or provide any information to, any person concerning an Alternative Transaction not solicited after the date of the Merger Agreement which is submitted in writing by such person to the Board of Directors after the date of the Merger Agreement if (i) the Board of Directors, in its good faith judgment, believes that such Alternative Transaction could reasonably be expected to result in a Superior Transaction and (ii) determines in good faith, based on the advice of outside legal counsel, that the failure to participate in such discussions or negotiations or to furnish such information would constitute a breach of its fiduciary duties under applicable law; provided, however, that prior to participating in any such discussions or negotiations or furnishing any information, the Company receives from such third party an executed confidentiality agreement on terms at least as favorable to the Company, in all material respects, as those contained in the Confidentiality Agreement, and provided further, that the Company provides prompt notice to Parent to the effect that it is furnishing information to, or entering into discussions or negotiations with, a third party. None of the above-described restrictions will prohibit the Board of Directors from complying with Rule 14e-2 promulgated under the Exchange Act with regard to a tender or exchange offer by a third party. The Company is obligated to notify Parent promptly if it receives any unsolicited proposal concerning an Alternative Transaction, the identity of the person making any such proposal and all the terms and conditions thereof and is required to advise Parent periodically of all material developments relating thereto.

     Directors and Officers Indemnification and Insurance. The Merger Agreement provides that at all times after the Effective Time, Parent will cause the Surviving Corporation to indemnify and hold harmless each person who was as of the date of the Merger Agreement, or has been at any time prior to the date of the Merger Agreement, an officer or director of the Company or of any of the Company's subsidiaries (individually, an "Indemnified Party") with respect to any losses, claims, damages, judgments, settlements, liabilities, costs or expenses incurred in connection with any claim, action, suit, proceeding or investigation arising out of or pertaining to actual or alleged acts or omissions by them in their capacities as such occurring at or prior to the Effective Time (an "Indemnified Liability") to the fullest extent that the Company or such subsidiaries would have been permitted, under applicable law and the Certificate of Incorporation or Bylaws of the Company or the organizational documents of such subsidiaries each as in effect as of the date of the Merger Agreement. In connection with the foregoing, Parent will cause the Surviving Corporation to purchase a four-year extended reporting period endorsement under the Company's existing directors and officers liability insurance policies, for a total amount not in excess of 175% of the last annual premium paid by the Company for such existing insurance policies prior to the date of the Merger Agreement; provided that such extended reporting period endorsement will extend the directors and officers liability coverage on terms that, in all material respects, are no less advantageous to the intended beneficiaries thereof than such existing directors and officers liability insurance policies.

     Without limiting the foregoing, the Merger Agreement also provides that Parent will cause the Surviving Corporation to advance expenses as incurred to the fullest extent permitted under applicable law upon receipt from an Indemnified Party of an undertaking to reimburse the amounts so advanced in the event of a final determination by a court of competent jurisdiction that such Indemnified Party is not entitled thereto. To the extent that the Surviving Corporation fails to comply with its indemnification obligations as provided in the Merger Agreement, Parent has agreed to indemnify and hold harmless each of the Indemnified Parties to the same extent as the Surviving Corporation was required to indemnify such Indemnified Parties thereunder.

     Filings; Reasonable Efforts. The Merger Agreement provides that, upon the terms and subject to the conditions thereof, each of the parties thereto will use its reasonable best efforts to take, or cause to be taken, all appropriate action, and to do or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by the Merger Agreement, including, without limitation
(i) cooperating in the Offer and the preparation and filing of the Proxy Statement, required filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act") and any amendments to the foregoing,
(ii) using its reasonable best efforts to make promptly all required regulatory filings and applications and to obtain all licenses, permits, consents, approvals, authorizations, qualifications and orders of governmental authorities and parties to contracts with the Company and its subsidiaries as are necessary for the consummation of the transactions contemplated by the Merger Agreement and to fulfill the conditions to the Offer and the Merger, (iii) cooperating in all respects with each other in connection with obtaining antitrust clearance and with any investigation or other inquiry, including any proceeding initiated by a private party, in connection with the transactions pursuant to the Merger Agreement and (iv) keeping the other party informed in all material respects of any material communication received by such party from, or given by such party to, the Federal Trade Commission, the Antitrust Division of the Department of Justice or any other governmental authority and of any material communication received or given in connection with any proceeding by a private party, in each case regarding required by the terms of the Merger Agreement to proffer or agree
(i) to sell or hold separate or agree to sell, divert or discontinue or to limit any assets, businesses or interest in any assets or businesses of Parent, the Company or any of their respective affiliates (or to consent to any sale or agreement to sell or discontinuance or limitation by Parent or the Company, as the case may be, of any of its assets or business) or (ii) agree to any conditions relating to, or changes or restrictions in, the operations of any such asset or business which, in either case, is reasonably likely to materially and adversely impact the economic or business benefits to such party of the transactions contemplated by the Merger Agreement.

     Conduct of Business Pending the Merger. The Company has agreed that, during the period from the date of the Merger Agreement until the Effective Time, the businesses of it and its subsidiaries will be conducted, in all material respects, in the ordinary course and in a manner consistent with past practice and, in all material respects, in compliance with applicable laws. The Company will also use its best efforts during such period to preserve substantially intact the business organization of the Company and its subsidiaries, to keep available the services of its present officers, employees and consultants, and to preserve, in all material respects, its relationships with customers, suppliers, advertisers, distributors and other persons with which the Company or any of its subsidiaries has significant business relations.

     The Company and its subsidiaries will also refrain from taking various actions without Parent's consent pending consummation of the Merger. These limitations cover, among other things, making capital expenditures beyond specified limits, incurring debt beyond specified limits, making changes in governing documents, making changes in its capital stock, declaring or paying any dividend or other distribution, engaging in any material corporate transaction, including acquisitions and dispositions, increasing or granting any severance or termination pay (except to the extent required, subject to certain limits, under existing policies or agreements), increasing the compensation payable to its directors, officers and employees (except to the extent required under existing plans or agreements), entering into or modifying contracts (including leases and collective bargaining agreements) beyond specified limits, changing tax or accounting policies, making any material tax election, paying or discharging any claims, liabilities or obligations, settling any litigation beyond specified limits, adopting a plan of complete or partial dissolution and entering into transactions with affiliates.

     Employee Benefits Matters. Purchaser has agreed that during the period commencing on the consummation of the Offer and continuing until December 31, 1999, Parent will cause the Company and the Surviving Corporation to continue to provide to employees of the Company and its subsidiaries (excluding employees covered by collective bargaining agreements) as a whole, medical, health, dental, life insurance, long-term disability, severance, pension, Section 401(k), retirement or savings plans, policies or arrangements (collectively, "Employee Benefits") which, in the aggregate, are no less favorable to such employees than the Employee Benefits provided to such employees as of the date of the Merger Agreement. The Company and the Surviving Corporation shall pay promptly or provide when due all compensation and benefits required to be paid pursuant to the terms of any benefit arrangements, multi-employer plans, pension plans and welfare plans (collectively, "Employee Plans") or any individual agreement with any employee, former employee, director or former director in effect and disclosed to Parent as of the date of the Merger Agreement. The Merger Agreement provides that for all Employee Benefits (including Employee Plans and programs of Parent and its affiliates after the Effective Time), all service with the Company or any of its Subsidiaries prior to the Effective Time of employees (excluding employees covered by collective bargaining agreements) shall betreated as service with Parent and its affiliates for eligibility and vesting purposes and for benefit accruals for purposes of severance and vacation pay to the same extent that such service is taken into account by the

Company and its subsidiaries as of the date of the Merger Agreement, except to the extent such treatment will result in duplication of benefits. From and after the Effective Time, Parent will, and will cause the Surviving Corporation to,
(i) cause any pre-existing condition or limitation and any eligibility waiting periods (to the extent such conditions, limitations or waiting periods did not apply to the employees under the Employee Plans in existence as of the date of the Merger Agreement) under any group health plans of Parent or any of its subsidiaries to be waived with respect to employees and their eligible dependents and (ii) give each employee credit for the plan year in which the Effective Time occurs toward applicable deductions and annual out-of-pocket limits for expenses incurred prior to the Effective Time (or such later date on which participation commences) during the applicable plan year. Nothing in the Merger Agreement shall require the continued employment of any person or prevent the Company or any of its subsidiaries and/or the Surviving Corporation from taking any action or refraining from taking any action which the Company or any of its Subsidiaries could take or refrain from taking prior to or after the Effective Time, including, without limitation, any action the Company or any of its subsidiaries or the Surviving Corporation could take to terminate any plan under its terms as in effect as of the date of the Merger Agreement.

     Representations and Warranties. The Merger Agreement contains various customary representations and warranties of the parties thereto, including representations and warranties by the Company concerning the Company's capitalization, required filings and consents, the Board of Directors' approval of the Merger Agreement and the transactions contemplated thereby (including approvals so as to render inapplicable thereto the limitation on business combinations contained in Section 203 of the DGCL), the required stockholder vote to approve the Merger Agreement, the receipt of an opinion as to the fairness, from a financial point of view, to the stockholders of the Company (other than those holders of Shares that are affiliates of the Company) of the consideration to be received by the stockholders of the Company pursuant to the Merger Agreement, Commission filings and financial statements, absence of certain changes or events, compliance with law, absence of litigation, employee benefit plans, environmental matters, tax matters, real estate matters, contracts, labor relations, intellectual property, affiliated transactions, the absence of other agreements to sell the Company and brokers. Some of the representations are qualified by a "Material Adverse Effect" clause. "Material Adverse Effect" means any material adverse change in, or effect on, the business, operations, assets, results of operations or condition (financial or otherwise) of the Company and its subsidiaries taken as a whole or any change which materially impairs or materially delays the ability of the Company to consummate the transactions contemplated by the Merger Agreement.

Other Agreements.

     Acceleration of Outstanding Indebtedness. Parent has agreed that if, after the consummation of the Offer, any obligation of the Company or any of its subsidiaries for borrowed money outstanding is accelerated or the Company or any such subsidiary is otherwise required to repurchase, repay or prepay any such obligation, Parent will, within the time period specified in the contract governing such obligation, loan to the Company an amount equal to the amount which the Company or any such subsidiary is required to so repurchase, repay or prepay (including any related prepayment premiums or penalties).

     Treatment of Management Agreement. Parent has agreed that immediately following the earlier of the consummation of the Offer and the Effective Time, it will cause (i) the Management Agreement dated as of November 1, 1996, between Yucaipa, the Company and Dominick's Finer Foods, Inc. (the "Management Agreement") to be terminated and (ii) the Company to make a termination payment to Yucaipa pursuant to Section 8.3 of the Management Agreement.

     Conditions of the Merger. Under the Merger Agreement, the respective obligations of Parent and Purchaser, on the one hand, and the Company, on the other hand, to consummate the Merger are subject to the fulfillment of the following conditions: (a) the Merger Agreement shall have been approved by the affirmative vote of the holders of a majority of the outstanding Voting Common Stock, unless Purchaser shall have acquired 90% or more of the outstanding shares of each class of the capital stock of the Company; (b) no statute, rule, regulation, executive order, decree, ruling, injunction or other order (whether temporary, preliminary or permanent) shall have been enacted, entered, promulgated or enforced by any court or governmental authority of competent jurisdiction which prohibits, restrains, enjoins or restricts the consum-mation of the Merger; provided, however, that the parties will use their reasonable best efforts to cause any such decree, ruling, injunction or other order to be vacated or lifted; (c) any waiting period applicable to the Offer and the Merger under the HSR Act shall have terminated or expired; and (d) Purchaser shall have (i) commenced the Offer and (ii) purchased, pursuant to the terms and conditions of the Offer, all shares of Common Stock duly tendered and not withdrawn, except that neither Parent nor Purchaser shall be entitled to rely on the condition in clause (ii) if either of them shall have failed to purchase Shares pursuant to the Offer in breach of their obligations under the Merger Agreement.

     Termination Events. The Merger Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time (notwithstanding any approval thereof by the stockholders of the Company):

          (a) by mutual written consent of Parent and the Company as duly authorized by their respective Boards of Directors;

          (b) by the Company or Parent, respectively, if Parent or Purchaser, on the one hand, or the Company, on the other hand, breaches any of their respective representations, warranties, covenants or agreements contained in the Merger Agreement (without regard to any materiality or Material Adverse Effect qualifier) which is reasonably likely to materially adversely affect Parent's or Purchaser's ability to consummate the Offer or the Merger, on the one hand, or to have a Material Adverse Effect on the Company, on the other hand, and, with respect any such breach that is reasonably capable of being remedied, the breach is not remedied within ten business days after the non-breaching party has furnished the breaching party with written notice of such breach;

          (c) by Parent or the Company:

             (i) if the Effective Time shall not have occurred on or before April 15, 1999 (provided that the right to terminate the Merger Agreement pursuant to this clause (i) shall not be available to any party whose failure to fulfill any obligation under the Merger Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur on or before such date);

             (ii) if there shall be any statute, law, rule or regulation that makes consummation of the Offer or the Merger illegal or prohibited or if any court of competent jurisdiction or other governmental authority shall have issued an order, judgment, decree or ruling, or taken any other action restraining, enjoining or otherwise prohibiting the Offer or the Merger or prohibiting Parent from acquiring or holding or exercising rights of ownership of the Shares and such order, judgment, decree, ruling or other action shall have become final and non-appealable; or

             (iii) if the Offer terminates or expires on account of the failure of any condition specified below under "Certain Conditions to the Offer" without Purchaser having purchased any Shares thereunder (provided that the right to terminate the Merger Agreement pursuant to this clause
        (iii) shall not be available to any party whose failure to fulfill any obligation under the Merger Agreement has been the cause of, or resulted in, the failure of any such condition);

          (d) by Parent, prior to the acceptance for payment of the Minimum Shares pursuant to the Offer, if (i) the Board of Directors withdraws, amends or modifies its approval or recommendation of the Merger Agreement and the transactions contemplated thereby (or publicly announces its intention to do so) in a manner adverse to Parent or (ii) the Company approves, recommends or enters into an agreement with respect to, or consummates, an Alternative Transaction; or

          (e) by the Company, prior to the acceptance for payment of the Minimum Shares pursuant to the Offer, if the Board of Directors takes any Permitted Action as described above under "Stockholders Meeting"; provided that such termination will not be effective until the Company has made payment of the Termination Fee (as defined below).

     In the event of termination of the Merger Agreement and abandonment or rejection of the Offer as described above, no party hereto (or any of its directors, officers, employees, advisors or other representatives) will have any liability or further obligation to any other party to the Merger Agreement, except as provided under "Termination Fees and Expenses" below, and except that nothing herein will relieve any party from liability for any willful breach of the Merger Agreement.

     Termination Fee and Expenses. The Merger Agreement provides that if it is terminated by Parent pursuant to clause (d) under "Termination Events" or by the Company pursuant to clause (e) under "Termination Events", the Company will pay to Parent $36.0 million (the "Termination Fee") plus reasonable documented out-of-pocket expenses of Parent relating to the transactions contemplated by the Merger Agreement ("Expenses"), not to exceed $5.0 million.

     The Merger Agreement further provides that the Company will pay to Parent an amount equal to the Termination Fee plus Expenses if:

          (i) an Alternative Transaction is commenced, publicly disclosed, publicly proposed or otherwise communicated to the Company prior to the acceptance for payment of the Minimum Shares pursuant to the Offer and either (A) Parent or the Company terminates this Agreement pursuant to clause (c)(i) under "Termination Events" or (B) the Company terminates this Agreement pursuant to clause (c)(iii) under "Termination Events" or (C) Parent terminates the Merger Agreement pursuant to clause (b) under "Termination Events"; and

          (ii) thereafter, within 12 months of the date of termination, the Company (A) enters into a definitive agreement with respect to, or consummates, the Alternative Transaction described in clause (i) above or
     (B) consummates a Superior Proposal (whether or not such Superior Proposal was commenced, publicly disclosed, publicly proposed or otherwise communicated to the Company prior to such termination).

     The Merger Agreement also provides that the Surviving Corporation will pay all charges and expenses, including those of the paying agent, in connection with the transactions with respect to the Merger contemplated by Article III of the Merger Agreement.

     Certain Conditions of the Offer. Notwithstanding any other provisions of the Offer, and in addition to the Minimum Condition, Purchaser shall not be obligated to accept for payment any Shares until expiration of all applicable waiting periods under the HSR Act, and Purchaser shall not be required to accept for payment, purchase or pay for, and may delay the acceptance for payment of or payment for, any Shares tendered in the Offer, or if the Minimum Shares shall not have been validly tendered pursuant to the Offer and not withdrawn, may terminate or amend the Offer, subject to the terms and conditions of the Merger Agreement and Purchaser's obligation to extend the Offer pursuant to the terms of the Merger Agreement if, prior to the time of acceptance for payment of any such Shares (whether or not any other Shares have theretofore been accepted for payment or paid for pursuant to the Offer), any of the following shall occur and remain in effect:

          (a) a United States or state governmental authority or other agency or commission or United States or state court of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, injunction or other order which is in effect and has the effect of making the acquisition of Shares by Purchaser illegal or prohibits or imposes material limitations on the ability of Purchaser to acquire Shares or otherwise prohibiting (directly or indirectly) the consummation of the transactions contemplated by the Merger Agreement or prohibits or imposes material limitations on the ability of Parent to own or operate all or a material portion of the Company's and its subsidiaries' business or assets, taken as a whole, subject to Parent's and Purchaser's obligations pursuant to the Merger Agreement and the Parent's agreement not to terminate the Offer as long as any such injunction or order has not become final and non-appealable;

          (b) either (i) any of the representations or warranties of the Company in the Merger Agreement (without giving effect to any materiality or Material Adverse Effect qualifier therein) shall not be true and correct which inaccuracy, singly or in the aggregate, would have or be reasonably likely to have a Material Adverse Effect and which are not reasonably capable of being cured by the Company or have not been cured within 10 business days after the giving of written notice to the Company, in each case as if such representations or warranties were made as of such time (unless a representation speaks as of an earlier date, in which case it shall be deemed to have been made as of such earlier date); or (ii) the

     Company shall have failed to perform any obligation or comply with any agreement or covenant of the Company to be performed or complied with by it under the Merger Agreement, which failure, singly or in the aggregate, would have or be reasonably likely to have a Material Adverse Effect and is not reasonably capable of being cured by the Company or has not been cured within 10 business days after the giving of written notice to the Company; and an officer of the Company shall not have provided a certificate to the effect that the conditions set forth in clauses (i) and (ii) have not occurred on the date Shares are to be accepted for payment pursuant to the Offer;

          (c) (i) the Board of Directors (A) shall have amended, modified or withdrawn in a manner adverse to the Parent its approval or recommendation of the Merger Agreement, the Offer, the Merger or any of the transactions contemplated thereby or (B) shall have endorsed, approved or recommended any Alternative Transaction or (ii) the Company shall have entered into any agreement with respect to any Alternative Transaction;

          (d) any person or group (as defined in Section 13(d)(3) of the Exchange Act), other than Parent or Purchaser or any of their respective subsidiaries or affiliates, shall have become the beneficial owner (as defined in Rule 13d-3 promulgated under the Exchange Act), of more than 25% of the outstanding Shares (either on a primary or a fully diluted basis, without giving effect to the Shares issuable upon the exercise of the Yucaipa Warrant); provided, however, that this provision shall not apply to any person or group that beneficially owns Shares on the date hereof so long as such person or group does not further increase its beneficial ownership beyond the number of Shares such person or group beneficially owns on the date of the Merger Agreement;

          (e) the Merger Agreement shall have been terminated by the Company or Parent pursuant to its terms;

          (f) there shall have occurred and be continuing (i) any general suspension of, or limitation on prices for, trading in securities on the NYSE (excluding suspensions or limitations (x) resulting solely from physical damage or interference with such exchanges not related to market conditions or (y) triggered on the NYSE by price fluctuations on a trading day), (ii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (iii) any limitation by any United States governmental authority on the extension of credit generally by banks or other financial institutions; (iv) a commencement of war or material armed hostilities or other national calamity directly involving the United States which could reasonably be expected to materially adversely affect the consummation of the Offer or (v) in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof; or

          (g) there shall have occurred and be continuing any change in the Company's business, operations, condition (financial or otherwise), results of operations, assets or liabilities, except for changes contemplated by the Merger Agreement or changes which are not reasonably likely to have a Material Adverse Effect;

which, in the reasonable judgment of Parent and Purchaser, in any such case and regardless of the circumstances (including any action or inaction by or giving rise to any such conditions) makes it inadvisable to proceed with the Offer and/or with such acceptance for payment of or payment for Shares.

     The foregoing conditions are for the sole benefit of Parent and Purchaser and may be asserted by Parent and Purchaser regardless of the circumstances giving rise to such condition or, except for the Minimum Condition, may be waived by Parent and Purchaser in whole or in part at any time and from time to time. The failure by Parent or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts and circumstances, and each such right shall be an ongoing right that may be asserted at any time and from time to time.

STOCKHOLDERS AGREEMENT

     In connection with the transactions contemplated by the Merger Agreement, Parent, Purchaser and certain stockholders of the Company owning approximately 41% of the issued and outstanding Shares (the "Principal Stockholders") entered into the Stockholders Agreement. The following summary is qualified in its entirety by reference to the complete text of the Stockholders Agreement which is filed as Exhibit 3 hereto and incorporated by reference herein.

     The Stockholders Agreement provides that during the term of the Stockholders Agreement the Principal Stockholders will (i) tender their Shares (including any Shares issued upon the exercise of any warrants or options, the conversion of any convertible securities or otherwise, and in the case of Yucaipa, the exercise of the Yucaipa Warrant, the "Subject Shares") pursuant to the Offer and not to withdraw any Subject Shares so tendered, (ii) vote the Subject Shares in favor of the adoption of the Merger Agreement and against any action or agreement that would impede, interfere with, delay, postpone or attempt to discourage the Merger or the Offer, (iii) not directly or indirectly solicit, initiate, facilitate or encourage the making of any proposal for an Alternative Transaction or the sale of any Subject Shares or, in the case of Yucaipa, the Yucaipa Warrant and (iv) not sell, transfer, pledge, encumber, assign or otherwise dispose of the Subject Shares or, in the case of Yucaipa, the Yucaipa Warrant. Parent has agreed that on the Offer Consummation Date, Purchaser or Parent will instruct the Depositary, as paying agent, to make payment by wire transfer to each Principal Stockholder of an amount equal to the product of the Offer Price and the number of Shares held by such Principal Stockholder (the "Purchase Price") for such Principal Stockholder's Subject Shares to an account designated by such Principal Stockholder.

     In addition, pursuant to the Stockholders Agreement, each Principal Stockholder has granted to Purchaser an irrevocable option (the "Option") to purchase such Principal Stockholder's Subject Shares for the Purchase Price. The Option may be exercised by Purchaser, as a whole and not in part, during the period beginning upon the termination of the Merger Agreement in circumstances where the Termination Fee is or may become payable as described under "Termination Fee and Expenses" above (a "Triggering Event") and ending on the date which is the 30th calendar day following the Triggering Event.

     The Stockholders Agreement also provides that following the occurrence of a Triggering Event, in the event that Yucaipa exercises the Yucaipa Warrant or notifies Parent of its intention to exercise the Yucaipa Warrant, Parent and Purchaser will have the irrevocable right (the "Warrant Option") to purchase either the Shares issued upon the exercise of the Yucaipa Warrant (the "Warrant Shares") or the Yucaipa Warrant, as the case may be, for a price equal to either $49 per Share (with respect to a purchase of Shares) or a price per Share equal to the difference between $49 and the exercise price of the Yucaipa Warrant ($20.732 as of the date hereof) (with respect to a purchase of the Yucaipa Warrant). This right will be exercisable for a period of 30 calendar days following receipt of notice from Yucaipa of its exercise or planned exercise of the Yucaipa Warrant.

     The Stockholders Agreement also provides that upon the earlier of the purchase of the Minimum Shares in the Offer and the Effective Time, Parent or Purchaser will purchase from Yucaipa the Yucaipa Warrant for an amount equal to
(i) the difference between the Offer Price ($49) and the per share exercise price thereof ($20.732 as of the date hereof) multiplied by (ii) the number of Shares underlying the Yucaipa Warrant (3,874,492 as of the date hereof).

     The Stockholders Agreement prohibits Yucaipa from exercising the Yucaipa Warrant without the prior written consent of Parent until the earlier to occur of (i) the termination or expiration (without extension) of the Offer and (ii) the termination of the Merger Agreement.

     Parent has also agreed that, in the event the Option or the Warrant Option is exercised, as promptly as practicable thereafter, Parent will propose to the Company a merger, on terms and conditions substantially the same as those provided for in the Merger Agreement, between itself or one of its wholly owned subsidiaries and the Company pursuant to which the stockholders of the Company will receive an amount of cash consideration per Share equal to the Offer Price.

     In the event the Option is exercised and Parent or any of its affiliates receives any consideration in connection with any Sale (as defined in the Stockholders Agreement) of the Subject Shares during the period commencing upon the date such Shares are acquired by the Parent or such affiliate and ending on the first anniversary of such date, Parent is required to pay to the Principal Stockholders the excess (if any) of such consideration over the aggregate purchase price paid for such Shares (less any taxes and other out-of-pocket expenses in connection with such Sale).

     Parent and Purchaser have agreed that, in connection with any exercise of the Option and/or the Warrant Option, Purchaser will purchase, pursuant to "tag along" rights of certain stockholders of the Company, all Shares required to be purchased as a result of the sale by the Principal Stockholders of any of the Subject Shares and/or the Warrant Shares at the same purchase price as such Subject Shares and/or Warrant Shares.

WARRANT AMENDMENT

     In connection with the transactions contemplated by the Merger Agreement, the Company and Yucaipa entered into the Warrant Amendment which amended the Class A Common Stock Purchase Warrant No. W-1 (the "Yucaipa Warrant") issued by the Company to Yucaipa. See "Certain Relationships, Transactions and Arrangements -- Yucaipa Warrant" in the Company's Information Statement attached hereto as Annex A for a discussion of the Yucaipa Warrant and the purchase thereof by Purchaser. A copy of the Yucapia Warrant is filed as Exhibit 4 hereto and incorporated herein by reference. The following summary is qualified in its entirety by reference to the complete text of the Warrant Amendment which is filed as Exhibit 5 hereto and incorporated herein by reference.

     The Warrant Amendment provides that the Yucaipa Warrant may be transferred to Parent or any of its wholly-owned subsidiaries in connection with the transactions contemplated by the Merger Agreement and the Stockholders Agreement upon the first to occur of (i) the date on which the Offer is consummated or
(ii) the effective time of the Merger.

STOCKHOLDERS AGREEMENT AMENDMENT

     In connection with the transactions contemplated by the Merger Agreement, Yucaipa and certain stockholders of the Company entered into the Stockholders Agreement Amendment which amended the Amended and Restated Stockholders Agreement, dated as of November 1, 1996 (the "1996 Stockholders Agreement"), by and among the Company, DFF Supermarkets, Inc., Yucaipa and the stockholders of the Company listed on the signature pages thereto. See "Certain Relationships, Transactions and Arrangements -- 1996 Stockholders Agreement" in the Company's Information Statement attached hereto as Annex A for a discussion of the 1996 Stockholders Agreement. A copy of the 1996 Stockholders Agreement is filed as
Exhibit 6 hereto and incorporated herein by reference. The following summary is qualified in its entirety by reference to the complete text of the Stockholders Agreement Amendment which is filed as Exhibit 7 hereto and incorporated by reference herein.

     The Stockholders Agreement Amendment provides that the 1996 Stockholders Agreement will be deemed to be amended so as to (a) not restrict, prevent, prohibit or otherwise impede any party thereto from (i) tendering its shares in the Offer or (ii) entering into the Stockholders Agreement or performing its obligations thereunder and, for the avoidance of doubt, (b) provide that none of the transactions contemplated by the foregoing shall constitute a Transfer (as defined in the 1996 Stockholders Agreement) of any Shares (as defined in the 1996 Stockholders Agreement) or any pecuniary interest therein by any party thereto. The Stockholders Agreement Amendment further provides that the execution and delivery of the Stockholders Agreement by each party thereto, and the performance of their respective obligations thereunder and the consummation of the transactions contemplated thereby, will not conflict with any provision of, or constitute a breach or default under, the 1996 Stockholders Agreement, and that any such breach is thereby waived. In addition, the Stockholders Agreement Amendment provides that except as otherwise provided in the 1996 Stockholders Agreement with respect to specific provisions, the 1996 Stockholders Agreement will terminate pursuant to Section 6.1 thereof upon the consummation of the Offer.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

     (a) Recommendation. The Board of Directors, at a special meeting held on October 12, 1998, unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable and fair to, and in the best interests of, the stockholders of the

Company, (ii) approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and the Stockholders Agreement and
(iii) recommended that the stockholders of the Company accept the Offer and tender all of their Shares to Purchaser and approve the Merger Agreement and the transactions contemplated thereby, including the Merger. A copy of the Company's letter to stockholders, dated as of October 19, 1998, is filed hereto as Exhibit 11 and incorporated herein by reference.

     (b) Background; Reasons for the Board of Directors' Conclusions. In recent years, the food retailing industry has undergone increasing consolidation. The reasons for this trend have included the economies of scale resulting from improved vendor purchasing power and self-distribution, the capital requirements to develop and maintain a modern store base and the benefits of geographic diversification. During late 1997 and continuing through the first half of 1998, the Company engaged in exploratory discussions with a number of other food retailers about possible business combinations. One of these retailers was a privately held company also operating in a single geographic region ("Company A"). None of these discussions moved beyond preliminary stages. The Company's operating performance during fiscal 1998 was affected by the decision made in October 1997 to convert the Company's high volume, price impact Omni format stores to the Dominick's Fresh Store format. The disruption caused by the conversion of 15 of the former Omni stores to Dominick's Fresh Stores adversely affected the Company's operating results in the first three quarters of fiscal 1998. During this time the Company began to experience increased promotional activity by its principal competitor in response to such conversions. In addition, over the past year, certain other supermarket operators had disclosed plans to enter the greater Chicago marketplace. One of these operators subsequently opened two stores in Northwest Indiana. Beginning in the early summer of 1998, the Company received several direct and indirect solicitations concerning its interest in discussing possible business combination transactions. In early August 1998, American Stores Corporation, the parent of the Company's principal competitor, announced that it would merge with Albertsons, Inc. to create the largest supermarket company in the United States. In light of these various considerations and the long-term competitive implications for an independent publicly-held operator, the Company, in consultation with members of the Board of Directors, decided to retain an investment banker to explore its available strategic alternatives.

     On August 17, 1998, Steven A. Burd, the President, Chief Executive Officer and Chairman of Parent, made an unsolicited call to Ronald W. Burkle, the Chairman of the Company and a principal of Yucaipa and The Yucaipa Companies LLC ("Yucaipa LLC"), and inquired whether the Company would be interested in exploring a possible transaction. Mr. Burkle informed Mr. Burd that the Company intended to retain an investment banker and said that Parent would have an opportunity to make a proposal.

     On August 19, 1998 the Company issued a press release announcing that it had retained an investment banking firm to assist it in the evaluation of various strategic alternatives, including acquisitions, mergers or other business combinations or other transactions that would enhance shareholder value. Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ") was chosen as the Company's financial advisor.

     Following the press release, DLJ contacted several parties to determine if they would be interested in pursuing a transaction with the Company. Of the potential strategic partners who initially spoke to either DLJ or Yucaipa LLC, some subsequently concluded that they were not interested in pursuing a transaction with the Company either at all or at the price levels that such bidders anticipated would be required to satisfy the Board of Directors and others were determined by DLJ and Yucaipa LLC to lack the financial capability to make a competitive bid. The three remaining interested parties were Parent, Company A and another multi-regional supermarket company ("Company B").

     On August 21, 1998, Parent sent the Company a request for certain preliminary financial and operational information concerning the Company. Between August 24 and August 28, 1998, Parent and the Company (with assistance from its representatives including Yucaipa LLC) negotiated the terms of a draft confidentiality agreement. On August 28, 1998, the Company and Parent entered into a confidentiality agreement.

     Company B contacted the Company following the August 19th press release and also requested certain non-public information regarding the Company and its subsidiaries in connection with Company B's consideration of a possible negotiated merger or acquisition transaction involving the Company. The Company entered into a confidentiality agreement with Company B on August 26, 1998.

     Following the execution of the confidentiality agreements, the Company and DLJ supplied Parent and Company B with certain confidential information regarding the Company and its business, operations, results of operations and financial condition. Company B also visited a number of the Company's stores. In addition, following their review of the Company's information, Parent and Company B conducted extensive telephonic question and answer sessions with representatives of Yucaipa LLC and/or the Company's senior management.

     On August 26, 1998, Yucaipa LLC, on behalf of the Company, asked Parent and Company B to provide preliminary indications of interest by September 4, 1998.

     On September 4, 1998, Parent informed DLJ of Parent's preliminary expression of interest in acquiring the Company at a purchase price ranging from the high $40's to $50 per Share, subject to satisfactory completion of its due diligence and negotiation of a satisfactory acquisition agreement.

     Also on September 4, 1998, Company B requested additional time to respond to the request for preliminary indications of interest. On September 8, 1998, Company B indicated that, for various reasons, including concerns about the potential for increasing competition in the Company's market, it did not believe it would be able to offer a transaction with a value the Board of Directors would find acceptable. As a result, Company B declined to present any formal indication of interest and discontinued further discussions with the Company.

     At a regularly scheduled Board of Directors meeting held on September 9, 1998, the Board of Directors reviewed the actions undertaken in connection with the review of strategic alternatives. At the meeting the Board of Directors (i) formally approved the terms of the retention of DLJ to act as financial advisor in connection with a possible merger or other corporate transaction involving the business of the Company, (ii) authorized the officers of the Company and DLJ to continue to explore the Company's strategic alternatives and (iii) discussed the need to provide appropriate assurances to the Company's senior management and then approved the terms of the proposed management severance and bonus agreements.

     On September 17, 1998, the Company delivered a presentation to the senior management of Parent in Chicago, Illinois. Following the presentation, members of Parent's senior management met with Mr. Burkle, Robert A. Mariano, the President and Chief Executive Officer of the Company, and certain other members of Yucaipa LLC's and the Company's senior management to discuss the Company's business, operations, results of operations and financial condition, and members of Parent's senior management and of the Company's senior management visited several of the Company's store locations. From September 17 through September 19, 1998, representatives of Parent conducted a due diligence investigation of the Company in Chicago, Illinois.

     On September 19, 1998, the Company entered into a confidentiality agreement with Company A. On September 22, 1998, the Company delivered a presentation to the senior management of Company A. Company A did not ask to review any further information following the presentation.

     On September 23, 1998, DLJ invited Parent and Company A to submit a written offer to acquire all of the outstanding stock of the Company or to engage in such other transaction as Parent and Company A, respectively, wished to propose. In connection therewith, the Company furnished Parent and Company A with forms of cash and stock merger agreements. The Company requested a response from Parent and Company A by October 1, 1998.

     On September 25 and 29, 1998, representatives of Parent conducted a further due diligence investigation of the Company in Chicago, Illinois.

     On October 1, 1998, a special meeting of the Board of Directors was held to update the status of events and any proposals which were received. During the course of the Board of Directors meeting, Parent sent the Company and DLJ a proposal letter indicating Parent's willingness to pay at least $48 per Share in cash to acquire all of the outstanding Shares, subject to the approval of Parent's Board of Directors and the satisfactory review of certain additional information about the Company. The Company and DLJ subsequently contacted Parent to seek clarification of the offer to pay at least $48 per Share and to suggest that the price be raised.

     Company A, which had orally proposed a stock-for-stock combination with the Company, did not submit any written proposal to DLJ or the Company prior to the October 1, 1998 deadline.

     Between October 1 and October 5, 1998, at the request of Parent, representatives of the Company (including Yucaipa LLC) made available to Parent certain additional financial, legal and operational information regarding the Company. In addition, representatives of Parent and representatives of the Company had telephonic discussions regarding the proposed price, the basis on which Parent would be willing to submit a firm proposal to acquire the Company, and the expected timing thereof.

     On October 6, 1998, Parent sent the Company and DLJ a letter submitting a firm proposal to acquire all of the outstanding Shares for a price of $49 per Share. The letter was followed by proposed revisions to the draft Merger Agreement, and a draft Stockholders Agreement providing for an agreement by the Principal Stockholders to tender their shares in the Offer, to grant an option to acquire their Shares at $49 per Share in cash under certain circumstances, and certain other matters. Parent indicated that execution by such stockholders of such an agreement would be a condition to the execution of a definitive Merger Agreement.

     On October 8, 1998 a special telephonic meeting of the Board of Directors was convened. At that meeting the terms of Parent's proposal were described by the Company's legal counsel. The Board of Directors inquired about various aspects of the proposal and a discussion followed. DLJ then presented its analysis of Parent's offer and certain alternative transactions, such as a leveraged recapitalization and a potential strategic acquisition of other supermarket retailers. Following the presentation and further discussion, the Board of Directors directed DLJ and the Company to pursue discussions with Parent. The Board of Directors, including the directors not affiliated with Yucaipa, also approved the payment of a fee of $5,500,000 to Yucaipa LLC upon consummation of the Offer as compensation for the services Yucaipa LLC had provided, and would provide, to the Company in developing and consulting with the Company concerning the various transaction proposals.

     During the period from October 8 through October 13, 1998, representatives of Parent and the Company (including Yucaipa LLC) discussed the terms of a possible acquisition and negotiated the terms of the Merger Agreement, and representatives of Parent and the Principal Stockholders negotiated the terms of the Stockholders Agreement.

     On October 11, 1998, the Board of Directors convened a special telephonic meeting to receive an update on the status of the negotiations. At that meeting, DLJ advised the Board of Directors that it was prepared to opine that the consideration to be received by the stockholders of the Company (other than the holders of Shares that are affiliates of the Company) pursuant to the Merger Agreement was fair to such stockholders from a financial point of view. DLJ then made a presentation to the Board of Directors concerning the basis for such an opinion.

     On October 12, 1998, the Board of Directors held a special telephonic meeting and, following receipt of a final update on the negotiations and the delivery of DLJ's written fairness opinion, unanimously approved the Merger Agreement and the transactions contemplated therein, including the Offer and the Merger, the Stockholders Agreement and the Warrant Amendment. The Merger Agreement, the Stockholders Agreement, the Warrant Amendment and the Stockholders Agreement Amendment were executed, and the Merger was publicly announced, on the morning of October 13, 1998. On October 19, 1998, Purchaser commenced the Offer.

     Reasons for the Board of Directors' Conclusions. In reaching the determination described in paragraph (a) above, the Board of Directors considered a number of factors, including without limitation, the following:

          (i) The financial condition, results of operations, business and strategic objectives of the Company, as well as the risks involved in achieving those objectives;

          (ii) A review of the possible alternatives to the transactions contemplated by the Merger Agreement, including the possibilities of continuing to operate the Company as an independent entity, a strategic acquisition, a sale or partial sale of the Company through a merger or by other means, various financing alternatives involving a possible recapitalization of the Company; and, in respect of each alternative, the range of possible benefits to the Company's stockholders of such alternative and the timing and the likelihood of actually accomplishing such alternative;

          (iii) An oral report from DLJ, financial advisor to the Company, regarding the likelihood of other potential offers for the Company on terms more favorable to the stockholders of the Company than the Offer and the results of its efforts on behalf of the Company seeking indications of interest in other possible alternatives;

          (iv) The financial and valuation analyses presented to the Board of Directors by DLJ, including market prices and financial data relating to other companies engaged in businesses considered comparable to the Company and the prices and premiums paid in recent selected acquisitions of companies engaged in businesses considered comparable to those of the Company;

          (v) The relationship of the Offer Price to historical market prices of the Voting Common Stock and to the Company's book value;

          (vi) The written opinion of DLJ that, based on certain assumptions and subject to certain limitations, the consideration to be received by the stockholders of the Company (other than the holders of Shares that are affiliates of the Company) pursuant to the Merger Agreement is fair to such stockholders from a financial point of view. A copy of the DLJ opinion is filed as Exhibit 12 hereto and incorporated herein by reference. The DLJ opinion should be read in its entirety for the assumptions made, the procedures followed, the matters considered and the limits of the review made by DLJ in connection with such opinion. The DLJ opinion was prepared for the Board of Directors and does not constitute a recommendation to any stockholder as to whether to tender in the Offer. DLJ was not retained as an advisor or agent to the Company's stockholders;

          (vii) The terms and conditions of the Merger Agreement, the Stockholders Agreement, the Warrant Amendment and the Stockholders Agreement Amendment;

          (viii) The likelihood that the Merger would be consummated, including the experience, reputation and financial condition of Parent and the risks to the Company if the acquisition were not consummated;

          (ix) The fact that the holders of approximately 41% of the Shares were prepared to endorse the Merger Agreement and the transactions contemplated thereby;

          (x) The fact that the Offer and the Merger are not subject to a condition that Parent have available financing; and

          (xi) The availability of dissenters' rights in the Merger under applicable law.

     In view of the wide variety of factors considered in connection with its evaluation of the Offer and the Merger, the Board of Directors did not find it practicable to, and did not, quantify or otherwise attempt to assign relative weights to the specific factors considered in reaching its respective determinations.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

     The Company engaged DLJ, pursuant to the DLJ Engagement Letter, to assist the Board of Directors in evaluating strategic alternatives, financing sources and other potential transactions. For such services, the Company agreed to pay DLJ (i) a fee of $1.5 million which was earned on October 12, 1998 when DLJ notified the Board of Directors that it was prepared to deliver its opinion that the consideration to be received by the stockholders of the Company (other than holders of Shares that are affiliates of the Company) pursuant to the Merger Agreement was fair to such stockholders from a financial point of view and (ii) a fee of $5.0 million, less any amounts paid or payable pursuant to clause (i), in each case payable upon consummation of the Offer. In addition to the foregoing compensation, the Company has agreed to reimburse DLJ for its reasonable out-of-pocket expenses and to indemnify DLJ against certain liabilities arising out of or in connection with its engagement, including liabilities under federal securities laws.

     Neither the Company nor any person acting on its behalf has employed, retained or compensated any other person to make solicitations or recommendations to stockholders on its behalf concerning the Offer or the Merger.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES

     (a) Except as set forth below, no transactions in the Shares have been effected during the past 60 days by the Company or, to the Company's knowledge, by any executive officer, director, affiliate or subsidiary of the Company. On October 1, 1998, the Company issued 89, 89 and 64 Shares, respectively, to Grace Barry, Evan Bayh and Antony P. Ressler pursuant to the Company's Directors Deferred Compensation and Restricted Stock Plan. On October 12, 1998, the Company issued 45 Shares to John W. Boyle pursuant to the Company's 1997 Employee Stock Purchase Plan.

     (b) To the best of the Company's knowledge, all of its executive officers, directors, affiliates or subsidiaries currently intend to tender all Shares which are held of record or beneficially owned by such persons pursuant to the Offer, other than Shares, if any, held by such persons which, if tendered, could cause such person to incur liability under the provisions of Section 16(b) of the Securities Exchange Act of 1934, as amended.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY

     (a) Prior to entering into the Merger Agreement, the Company had preliminary contacts with other entities that had expressed interest in the Company. Upon execution of the Merger Agreement, the Company ceased contacts with such other entities. No discussions are underway or are being undertaken by the Company in response to the Offer that relate to or would result in (1) an extraordinary transaction, such as a merger or reorganization, involving the Company or any of its subsidiaries; (2) a purchase, sale or transfer of a material amount of assets by the Company or any of its subsidiaries; (3) a tender offer for or other acquisition of securities by or of the Company; or (4) any material change in the present capitalization or dividend policy of the Company.

     (b) There is no transaction, board resolution, agreement in principle or signed contract in response to the Offer other than as disclosed in Item 3(b) and Item 4(a) of this statement, that relates to or would result in (1) an extraordinary transaction, such as a merger or reorganization, involving the Company or any of its subsidiaries; (2) a purchase, sale or transfer of a material amount of assets by the Company or any of its subsidiaries; (3) a tender offer for or other acquisition of securities by or of the Company; or (4) any material change in the present capitalization of dividend policy of the Company.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED

     The Information Statement attached as Annex A hereto is being furnished in connection with the possible designation by Purchaser, pursuant to the Merger Agreement, of certain persons to be appointed to the Company's Board of Directors other than at a meeting of the Company's stockholders.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1. Agreement and Plan of Merger, dated as of October 13, 1998, by and among Safeway Inc., Windy City Acquisition Corp. and
             Dominick's Supermarkets, Inc.
Exhibit 2.   Press Release issued by the Company and Parent on October
             13, 1998. (Incorporated by reference to Exhibit 99.1 to the Company's Current Report on Form 8-K dated October 13,
             1998).
Exhibit 3. Stockholders Agreement, dated as of October 13, 1998, by and among Safeway Inc., Windy City Acquisition Corp., Yucaipa
             Blackhawk Partners, L.P., Yucaipa Chicago Partners, L.P.,
             Yucaipa Dominick's Partners, L.P., Apollo Investment Fund,
             L.P., Apollo Investment Fund III, L.P., Apollo Overseas
             Partners III, L.P. and Apollo (UK) Partners III, L.P.
Exhibit 4.   Class A Common Stock Purchase Warrant dated as of March 22,
             1995 issued by Dominick's Supermarkets, Inc. to The Yucaipa
             Companies, as supplemented. (Incorporated by reference to Exhibit 4.1 to the Company's Annual Report on Form 10-K,
             Number 1-12353).
Exhibit 5. Amendment to Class A Common Stock Purchase Warrant, dated as of October 13, 1998, by and between Dominick's Supermarkets,
             Inc. and The Yucaipa Companies.
Exhibit 6.   Amended and Restated Stockholders Agreement, dated as of
             November 1, 1996, by and among Dominick's Supermarkets,
             Inc., DFF Supermarkets, Inc., Dominick's Finer Foods, Inc.
             and the stockholders of the Company named therein.
             (Incorporated by reference to Exhibit 10.8 to the Company's
             1996 Annual Report on Form 10-K, Number 1-12353).
Exhibit 7. Amendment to Amended and Restated Stockholders Agreement, dated as of October 13, 1998, by and among The Yucaipa
             Companies, Yucaipa Blackhawk Partners, L.P., Yucaipa Chicago
             Partners, L.P., Yucaipa Dominick's Partners, L.P., Apollo
             Investment Fund, L.P., Apollo Investment Fund III, L.P.,
             Apollo Overseas Partners III, L.P. and Apollo (UK) Partners
             III, L.P.
Exhibit 8. Management Agreement, dated as of November 1, 1996, by and among Dominick's Supermarkets, Inc., Dominick's Finer Foods,
             Inc. and The Yucaipa Companies. (Incorporated by reference to Exhibit 10.7 to the Company's 1996 Annual Report on Form
             10-K, Number 1-12353).
Exhibit 9.   Form of Employment Agreement.
Exhibit 10.  Form of Special Bonus Agreement.
Exhibit 11.  Letter to Stockholders dated as of October 19, 1998.*
Exhibit 12.  Opinion of Donaldson, Lufkin & Jenrette Securities
             Corporation dated October 12, 1998.*

---------------
* Included in materials being distributed to stockholders of the Company.

                                   SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                          Dated: October 19, 1998

                                          DOMINICK'S SUPERMARKETS, INC.

                                          By:     /s/ DEBORAH C. PASKIN

                                            ------------------------------------
                                               Deborah C. Paskin
                                               Group Vice President, Legal
                                               and General Counsel

                                    ANNEX A

                               [DOMINICK'S LOGO]

                       INFORMATION STATEMENT PURSUANT TO
                        SECTION 14(F) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

     This Information Statement is being mailed on or about October 19, 1998, as part of the Company's Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9"), to the holders of record at the close of business on October 15, 1998 of the Shares (the "Record Date"). Capitalized terms used and not otherwise defined herein shall have the meaning ascribed to them in the
Schedule 14D-9. You are receiving this Information Statement in connection with the possible election of persons designated by Purchaser to a majority of the seats on the Board of Directors of the Company (the "Board of Directors"). The Merger Agreement requires the Company, after the purchase by Purchaser pursuant to the Offer of such number of shares representing not less than a majority of the outstanding shares of Common Stock on a fully diluted basis (without giving effect to the shares issuable upon exercise of the Yucaipa Warrant), to cause Purchaser's designees (the "Designees") to be elected to a majority of the seats on the Board of Directors as set forth below. This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934 (the "Exchange Act") and Rule 14f-1 thereunder. You are urged to read this Information Statement carefully. However, you are not required to take any action.

     Pursuant to the Merger Agreement, on October 19, 1998, Parent commenced the Offer. The Offer is scheduled to expire on November 16, 1998.

     The information contained in this Information Statement (including information listed in Schedule I attached hereto) concerning Parent, Purchaser and the Designees has been furnished to the Company by Parent and Purchaser, and the Company assumes no responsibility for the accuracy or completeness of such information.

     The Common Stock, par value $.01 per share (the "Voting Common Stock"), is the only class of voting securities of the Company outstanding. Each share of Voting Common Stock has one vote. As of the Record Date, there were 18,679,737 shares of Common Stock and 2,861,354 shares of Non-Voting Common Stock, par value $.01 per share (the "Non-Voting Common Stock" and, together with the Voting Common Stock, the "Common Stock") of the Company outstanding.

                               BOARD OF DIRECTORS

GENERAL

     The Board of Directors is currently comprised of eleven members divided into three classes serving staggered terms of three years each. Pursuant to the Company's Amended and Restated Certificate of Incorporation (the "Certificate of Incorporation") and Amended and Restated Bylaws (the "Bylaws"), the term of office of one class of directors expires each year and at each annual meeting the successors of the class whose term is expiring in that year are elected to hold office for a term of three years and until their successors are elected and qualified. The current terms of three directors expire in 1999, and the current terms of four directors expire in each of 2000 and 2001.

DESIGNEES

     Pursuant to the Merger Agreement, promptly upon the acceptance for payment of, and payment by Purchaser in accordance with the Offer for, Shares representing not less than a majority of the outstanding Shares on a fully diluted basis (without giving effect to the Shares issuable upon exercise of the Yucaipa Warrant) pursuant to the Offer, Purchaser is entitled to designate such number of members of the Board of

Directors, rounded up to the next whole number, equal to that number of directors which equals the product of the total number of directors on the Board of Directors multiplied by the percentage that such number of Shares owned in the aggregate by Purchaser, upon such acceptance for payment, bears to the number of Shares outstanding; provided, however, that until the Effective Time, there shall be at least one director who is a director as of the date hereof. Upon the written request of Purchaser, the Company shall, on the date of such request (i) either increase the size of the Board of Directors or secure the resignations of such number of its incumbent directors as is necessary to enable the Designees to be so elected to the Board of Directors and (ii) cause the Designees to be so elected.

     Purchaser has informed the Company that it will choose the Designees from the directors and executive officers of Parent listed in Schedule I attached hereto. Purchaser has informed the Company that each of the directors and executive officers listed in Schedule I has consented to act as a director, if so designated. The business address of Parent and Purchaser is 5918 Stoneridge Mall Road, Pleasanton, California 94588.

     It is expected that the Designees may assume office at any time following the purchase by Purchaser pursuant to the Offer of such number of Shares representing not less than a majority of the outstanding shares of Common Stock on a fully diluted basis (without giving effect to the Shares issuable upon exercise of the Yucaipa Warrant), which purchase cannot be earlier than November 16, 1998, and that upon assuming office, the Designees will thereafter constitute at least a majority of the Board of Directors.

DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

     The names, ages and principal occupation for the past five years and directorships of the Company's directors and executive officers are as follows:

  Directors

     Ronald W. Burkle, age 45, has been Chairman of the Board of the Company since March 1995 and served as Chief Executive Officer from March 1995 to January 1996. Mr. Burkle co-founded Yucaipa, a private investment group specializing in the acquisition and management of supermarket chains, in 1986. Mr. Burkle served as director and Chairman of the Board of Food 4 Less Holdings, Inc. ("Food 4 Less"), whose principal operating subsidiary is Ralphs Grocery Company ("Ralphs"), and Chairman of the Board and Chief Executive Officer of its predecessor, Food 4 Less Supermarkets, Inc., from 1987 until its merger with Fred Meyer, Inc. ("Fred Meyer") in March 1998. Mr. Burkle also served as Chairman of the Board of Smitty's Supermarkets, Inc. ("Smitty's") from June 1994 until its merger in May 1996 with Smith's Food & Drug Centers, Inc. ("Smith's"). He served as Chief Executive Officer of Smith's from May 1996 until its merger with Fred Meyer in September 1997. Mr. Burkle has served as Chairman of the Board of Fred Meyer since September 1997. Mr. Burkle also serves as a director of Kaufman and Broad Home Corporation. Before founding Yucaipa, Mr. Burkle held a number of supermarket executive positions and was a private investor in Southern California.

     Grace Barry, age 57, has served as a director of the Company since January 1997. Ms. Barry has been the Executive Director of The Economic Club of Chicago since July 1986. From 1991 through 1995, Ms. Barry was the President and owner of Cafe Galleria, Inc., a retail company in the food and gift business. In 1994, Ms. Barry co-founded Grabur International, Inc., a retail gift and concession business. From 1989 through 1996, Ms. Barry served as the Cable Commissioner for the City of Chicago. Ms. Barry also serves on the boards of The Chicago Network, The Joffrey Ballet of Chicago, Institute for Urban Life, The Golden Apple Foundation, Toronto Sister Cities Committee, Old St. Patrick's Church and The Arts Matter.

     Evan Bayh, age 43, has served as a director of the Company since January 1997. Governor Bayh is a member of the law firm of Baker & Daniels. Governor Bayh was Governor of the State of Indiana from January 1989 to January 1997. He has served as chairman of the National Education Goals Panel and the Education Commission of the States and as a member of the National Assessment in Education Panel. Governor Bayh was a member of the executive committee of the National Governors' Association and is a past chairman of the Democratic Governors' Association.

     Peter P. Copses, age 40, has served as a director of the Company since March 1995. Mr. Copses served as a director of Food 4 Less and Ralphs from 1995 until Food 4 Less' merger with Fred Meyer in March 1998. Since 1990, Mr. Copses has been a limited partner of Apollo Advisors, L.P. ("Apollo") which, together with an affiliate, serves as managing general partner of the Apollo Investment Funds, and of Lion Advisors, L.P. ("Lion") which serves as financial advisor to certain institutional investors with respect to securities investments. Mr. Copses is also a director of Family Restaurants Inc., Mariner Post Acute Network, Inc., Renters Choice, Inc. and Zale Corporation.

     Linda McLoughlin Figel, age 35, has been a director of the Company since August 1996. She joined Yucaipa in 1989 and became a general partner in 1991. Prior to 1989, Ms. Figel was employed by Bankers Trust Company in its Structured Finance Group.

     Patrick L. Graham, age 49, has served as a director of the Company since March 1995. Mr. Graham served as a director of Food 4 Less and Ralphs from 1995 until Food 4 Less' merger with Fred Meyer in March 1998 and served as Vice President and a director of Smitty's from June 1994 until its merger with Smith's in May 1996. Mr. Graham joined Yucaipa as a general partner in 1993. Prior to that time he was a Managing Director in the corporate finance department of Libra Investments, Inc. from 1992 to 1993 and Paine Webber Inc. from 1990 to 1992.

     David B. Kaplan, age 31, has served as a director of the Company since March 1995. Since 1991, Mr. Kaplan has been associated with and a limited partner of Apollo and Lion. Prior to 1991, Mr. Kaplan was a member of the corporate finance department of Donaldson, Lufkin & Jenrette Securities Corporation. Mr. Kaplan also serves as a director of Allied Waste Industries, Inc., Family Restaurants, Inc. and WMC Finance Co., Inc.

     Darren W. Karst, age 38, joined the Company in March 1995 as Senior Vice President, Chief Financial Officer, Secretary and a director and was appointed Executive Vice President, Finance and Administration in March 1996. Mr. Karst resigned as an officer of the Company in August 1998. Mr. Karst joined Yucaipa in 1988 and has been a general partner since 1991. Prior to 1988, he was a manager at Ernst & Young LLP.

     Robert A. Mariano, age 48, has been the President and a director of the Company since March 1995 and Chief Executive Officer since January 1996. Mr. Mariano also served as Chief Operating Officer from March 1995 until January 1996. Mr. Mariano joined Dominick's in 1972 and was Senior Vice President of Marketing and Merchandising from 1994 to 1995, Senior Vice President of Perishable Merchandising from 1989 to 1994, Senior Vice President of Operations from 1987 to 1989, and held a number of managerial positions prior to 1987.

     Antony P. Ressler, age 38, has served as a director of the Company since March 1995. In 1990, Mr. Ressler was one of the founding principals of Apollo, Lion and of Ares Management, L.P. which serves as managing general partner of Ares Leveraged Investment Funds I & II, private securities investment funds. Prior to 1990, Mr. Ressler was a Senior Vice President in the high yield bond department of Drexel Burnham Lambert Incorporated. Mr. Ressler is also a director of Allied Waste Industries, Inc., Communications Corp. of America, Family Restaurants, Inc., United International Holdings and Vail Resorts, Inc.

     Ira L. Tochner, age 37, has served as a director of the Company since January 1997. Mr. Tochner joined Yucaipa in 1990 and became a general partner in 1995. Prior to 1990, Mr. Tochner was employed by Arthur Andersen & Co. as a manager.

     All of the directors named above, other than Ms. Barry and Governor Bayh, also serve on the Board of Directors of Dominick's Finer Foods, Inc. ("Dominick's"), the operating subsidiary of the Company.

  Executive Officers

     In addition to Messrs. Burkle and Mariano, whose biographies appear above, the following persons are executive officer of the Company or its subsidiaries.

     John W. Boyle, age 40, has been Group Vice President, Information Technology and Store Development since March 1996. Mr. Boyle joined Dominick's in January l995 as Vice President, Management Information

Systems and became Vice President, Administration in March 1995. Prior to joining Dominick's, Mr. Boyle had been employed as Vice President, Information Systems at Food 4 Less Supermarkets, Inc. since 1993, and, before that, had been employed as a Senior Vice President at Thrifty Drugstores.

     Andrew A. Campbell, age 53, has been Executive Vice President, Finance and Administration, and Chief Financial Officer since July 1998. Prior to that, Mr. Campbell had been Senior Vice President, Finance and Chief Financial Officer for Safety Kleen Corporation. Prior to that, Mr. Campbell was President of Duplex Products, Inc. from 1995 to 1996 and Vice President, Finance and Chief Financial Officer from 1994 to 1995. Prior to 1994, Mr. Campbell was employed by Simmons Upholstered Furniture, Inc. as Vice President, Finance and Chief Financial Officer.

     Donald G. Fitzgerald, age 37, has been Group Vice President, Non-Perishable Merchandising and Logistics since March 1996. Prior to that time Mr. Fitzgerald had served as Vice President, Grocery Merchandising since 1994, as director of grocery merchandising from 1993 to 1994 and as director of grocery purchasing since 1990. Before 1990 Mr. Fitzgerald held several other managerial positions at Dominick's.

     William B. Nasshan, age 40, has been Group Vice President, Sales and Marketing since November, 1997. Before that, Mr. Nasshan was Vice President, Grocery and Logistics since March 1996 and Vice President, Omni Operations from 1995 to 1996. Prior to joining Dominick's in 1995, Mr. Nasshan was Regional Director of Marketing and Merchandising for Cub Foods, a division of SUPERVALU, Inc.

     Deborah C. Paskin, age 46, has been Group Vice President, Legal, General Counsel and Secretary since October 1997. Prior to that, Ms. Paskin was Vice President, General Counsel and Secretary of Helene Curtis Industries, Inc. and held other positions in the Helene Curtis Legal Department from 1990 through 1997. Ms. Paskin was an attorney with Latham & Watkins from 1984 to 1990.

     Donald S. Rosanova, age 49, has been Group Vice President, Operations since November 1997 and, prior to that, had been Group Vice President, Omni since March, 1996. Prior to that time Mr. Rosanova had been Vice President, Distribution and Transportation since 1992. Before 1992, Mr. Rosanova held several other managerial positions at Dominick's.

     Alice F. Smedstad, age 49, has been Group Vice President, Human Resources since December 1996. Mrs. Smedstad joined the Company in October 1995 as Vice President, Human Resources. Prior to that time, Ms. Smedstad held several senior human resource positions at The Dial Corporation from 1980 to 1995. Ms. Smedstad began her professional career in manufacturing with the Procter & Gamble Company in 1973.

STOCKHOLDERS AGREEMENT

     Pursuant to the 1996 Stockholders Agreement, six of the Company's current directors (Messrs. Burkle, Graham, Karst, Mariano and Tochner and Ms. Figel) were selected by Yucaipa and three of the Company's current directors (Messrs. Copses, Kaplan and Ressler) were selected by Apollo. Under the 1996 Stockholders Agreement, Yucaipa is entitled to nominate six directors to the Board of Directors and Apollo is entitled to nominate three directors to the Board of Directors provided that certain beneficial ownership requirements set forth in the 1996 Stockholders Agreement continue to be met. The 1996 Stockholders Agreement further provides that the parties thereto shall vote their Shares and take all actions otherwise necessary to ensure the election to the Board of Directors of the Yucaipa nominees and the Apollo nominees. See "Certain Relationships and Related Transactions -- 1996 Stockholders Agreement." The 1996 Stockholders Agreement was amended in connection with the transactions contemplated by the Merger Agreement and will terminate upon consummation of the Offer. See Item 3 of the Schedule 14D-9.

BOARD MEETINGS AND COMMITTEES

     Prior to January 31, 1997, the Board of Directors consisted of nine persons: Messrs. Burkle, Copses, Graham, Kaplan, Karst, Mariano, Resnik and Ressler and Ms. Figel. Mr. Mark A. Resnik, a director since 1995, died in January 1997 and Mr. Tochner was appointed by the Board of Directors on January 31, 1997 to fill the vacancy created by the death of Mr. Resnik. On January 31, 1997, the total number of directors constituting the Board of Directors was increased to eleven and, pursuant to the Certificate of Incorporation, Ms. Barry and Governor Bayh were elected to serve on the Board of Directors by the affirmative vote of a majority of the directors then in office. Ms. Barry and Governor Bayh are "Independent Directors." The Board of Directors has an Executive Committee and an Audit Committee. There is no standing Nominating Committee.

     The Board of Directors held six meetings during the fiscal year ended November 1, 1997.

     Messrs. Burkle, Graham and Mariano currently serve on the Executive Committee. Subject to the Company's conflict of interest policies and certain other limitations, the Executive Committee has been granted all powers and authority of the Board of Directors in the management of the business and affairs of the Company. The Executive Committee was created in 1995 and held no meetings in fiscal 1997.

     Ms. Barry and Governor Bayh currently serve on the Audit Committee. The Audit Committee makes recommendations concerning the engagement of independent auditors, reviews with independent auditors the plans and results of the audit engagement, approves professional services provided by the independent auditors, reviews the independence of the independent auditors, considers the range of audit and non-audit fees and reviews the adequacy of the Company's internal accounting controls. The Audit Committee was established in January 1997 and held one meeting in fiscal 1997.

DIRECTORS COMPENSATION

     Prior to fiscal 1997, the Company had not paid any compensation to its directors for serving on the Board of Directors, but reimbursed such persons for their out-of-pocket expenses incurred in connection with attending meetings of the Board of Directors. Currently, the Company pays its non-employee directors (other than those affiliated with Yucaipa) an annual retainer of $25,000 in addition to fees in the amount of $2,500 per regular meeting of the Board of Directors, $1,000 per meeting of any committee of the Board of Directors and $1,000 per special meeting of the Board of Directors. Pursuant to the Company's Directors Deferred Compensation and Restricted Stock Plan, directors of the Company may elect to receive any such annual retainers and meeting fees in the form of restricted shares of Common Stock or to defer such fees until retirement or other specified date or event. The Company currently anticipates that it will continue to reimburse all directors for their out-of-pocket expenses incurred in connection with attending meetings of the Board of Directors.

LIMITATIONS OF LIABILITY AND INDEMNIFICATION MATTERS

     Section 145 of the General Corporation Law of the State of Delaware (the "DGCL") gives Delaware corporations broad powers to indemnify their present and former directors and officers against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with threatened, pending or completed actions, suits or proceedings to which they are parties or are threatened to be made parties by reason of being or having been such directors or officers, subject to specified conditions and exclusions; gives a director or officer who successfully defends an action the right to be so indemnified; and permits a corporation to buy directors' and officers' liability insurance. Such indemnification is not exclusive of any other rights to which those indemnified may be entitled under any by-law, agreement, vote of stockholders or otherwise.

     As permitted by Section 145 of the DGCL, Article V of the Certificate of Incorporation provides for the indemnification by the Company of its directors, officers, employees and agents against liabilities and expenses incurred in connection with actions, suits or proceedings brought against them by a third party or in the right of the Corporation by reason of the fact that they were or are such directors, officers, employees or agents.

     Article VI of the Certificate of Incorporation provides that to the fullest extent permitted by the DGCL as the same exists or may hereafter be amended, a director of the Company shall not be liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director.

     The Company has entered into, or intends to enter into, agreements to indemnify its directors and executive officers in addition to the indemnification provided for in the Certificate of Incorporation and Bylaws. These agreements, among other things, will indemnify the Company's directors and executive officers for certain expenses (including attorneys' fees) and all losses, claims, liabilities, judgments, fines and settlement amounts incurred by such person arising out of or in connection with such person's service as a director or officer of the Company to the fullest extent permitted by applicable law.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth, as of the Record Date, the beneficial ownership of Common Stock by (i) each person known by the Company to be the beneficial owner of 5% or more of the Common Stock, (ii) each person who is a director or Named executive Officer (as defined below) of the Company and (iii) all directors and executive officers of the Company as a group.

                                                              SHARES BENEFICIALLY OWNED
                                                         -----------------------------------
                                                          AMOUNT AND NATURE
                                                            OF BENEFICIAL        PERCENT OF
               NAME OF BENEFICIAL OWNER                       OWNERSHIP          CLASS(1)(2)
               ------------------------                  --------------------    -----------
Yucaipa and affiliates:
  Yucaipa Blackhawk Partners, L.P......................        2,007,256            10.7
  Yucaipa Chicago Partners, L.P........................          253,470             1.4
  Yucaipa Dominick's Partners, L.P.....................          663,333             3.6
  The Yucaipa Companies(3).............................        3,874,492            17.2
  Yucaipa Management L.L.C.(4).........................               --              --
  Ronald W. Burkle(5)..................................        6,798,551            30.1
  Linda McLoughlin Figel(3)(6).........................               --              --
  Patrick L. Graham(3)(7)..............................               --              --
  Darren W. Karst(3)(8)................................           76,389               *
  Ira L. Tochner(3)(9).................................               --              --
       Total...........................................        6,874,940            30.4
Robert A. Mariano(10)..................................          283,520             1.5
Alice F. Smedstad(11)..................................           14,807               *
Grace Barry............................................              983               *
Evan Bayh..............................................            2,748               *
Apollo and affiliates:
  Peter P. Copses(12)..................................        5,855,181            27.7
  David B. Kaplan(12)..................................        5,855,181            27.7
  Antony P. Ressler(12)................................        5,855,181            27.7
  Apollo Investment Fund, L.P.(13).....................        2,927,591            14.7
  Apollo Investment Fund III, L.P.(14).................        2,668,412            13.5
  Apollo Overseas Partners III, L.P.(15)...............          160,035               *
  Apollo (U.K.) Partners III, L.P.(16).................           99,142               *
     Total(17).........................................        5,855,181            27.7
All directors and executive officers as a group (18
  persons).............................................       13,120,588            52.0
FMR Corp.(18)..........................................        2,060,800            11.0
Ohio PERS(18)..........................................        1,080,000             5.8
Putnam Investments, Inc.(18)...........................        2,165,900            11.6

---------------
  *  Less than 1.0%.

 (1) Shares which each identified stockholder has the right to acquire within 60 days of the date of the table set forth above are deemed to be outstanding in calculating the percentage ownership of such stockholder, but are not deemed to be outstanding as to any other person. Except as otherwise indicated, the Company believes that the beneficial owners of shares of Common Stock listed above have sole investment and voting power with respect to such shares, subject to community property laws where applicable.

 (2) Based on 18,679,737 shares of Common Stock outstanding as of the Record
     Date.

 (3) Share amounts and percentages for Yucaipa include 3,874,492 shares of Common Stock issuable to Yucaipa upon exercise of the Yucaipa Warrant. The Yucaipa Warrant entitles Yucaipa to purchase 3,874,492 shares of Common Stock (less a number of shares equal to the aggregate exercise price, if exercised on a cashless basis) at an exercise price of $20.732 per share. Yucaipa is controlled by

     Ronald W. Burkle. The address of Yucaipa is 10000 Santa Monica Blvd., Los Angeles, California 90067. Ms. Figel and Messrs. Graham, Karst and Tochner disclaim beneficial ownership of any shares of Common Stock issuable upon exercise of the Yucaipa Warrant.

 (4) Yucaipa Management L.L.C. is a Delaware limited liability company controlled by Ronald W. Burkle. Yucaipa Management L.L.C. is the sole general partner of Yucaipa Blackhawk Partners, L.P., Yucaipa Chicago Partners, L.P., and Yucaipa Dominick's Partners, L.P., which own 2,007,256, 253,470 and 663,333 shares of Common Stock, respectively. The foregoing limited partnerships are parties to the 1996 Stockholders Agreement which gives Yucaipa the right to nominate up to six directors of the Company.

 (5) Represents shares owned by Yucaipa Blackhawk Partners, L.P., Yucaipa Chicago Partners, L.P., and Yucaipa Dominick's Partners, L.P. These entities are affiliated partnerships controlled indirectly by Ronald W. Burkle. Mr. Burkle is the controlling general partner of Yucaipa and the sole managing member of Yucaipa Management L.L.C. See notes (3) and (4).

 (6) Ms. Figel is a general partner of Yucaipa and a limited partner of Yucaipa Blackhawk Partners, L.P. and Yucaipa Dominick's Partners, L.P. See notes
     (3) and (4).

 (7) Mr. Graham is a general partner of Yucaipa and a limited partner of Yucaipa Blackhawk Partners, L.P. and Yucaipa Dominick's Partners, L.P. See notes
     (3) and (4).

 (8) Includes options for shares which will be cancelled, at the effective time of the Merger, in exchange for a cash payment per share equal to the excess of the Offer Price over the exercise price of such options. Mr. Karst is a general partner of Yucaipa and a limited partner of Yucaipa Blackhawk Partners, L.P. See notes (3) and (4).

 (9) Mr. Tochner is a general partner of Yucaipa and a limited partner of Yucaipa Blackhawk Partners, L.P. See notes (3) and (4).

(10) Excludes options for 83,552 shares of Common Stock which are not exercisable within 60 days.

(11) Excludes options for 20,217 shares of Common Stock which are not exercisable within 60 days.

(12) Includes 2,455,224 shares of Class B Common Stock, which is convertible into shares of Common Stock on a share-for-share basis at the election of the holder at any time. The shares reported for each of Messrs. Copses, Kaplan and Ressler are beneficially owned by Apollo Investment Fund, L.P., Apollo Investment Funds III, L.P., Apollo Overseas Partners III, L.P. or Apollo (U.K.) Partners III, L.P. (collectively, the "Apollo Funds"). Messrs. Copses, Kaplan and Ressler are associated with Apollo Advisors, L.P. and Apollo Advisors II, L.P. (collectively, "Advisors"), the managing general partners of the Apollo Funds. Messrs. Copses, Kaplan and Ressler disclaim beneficial ownership of the Common Stock and the Class B Common Stock held by the Apollo Funds. The Apollo Funds are parties to the 1996 Stockholders Agreement, which entitles them to nominate up to three directors of the Company. The address of Advisors is 2 Manhattanville Road, Purchase, New York 10577.

(13) Includes 1,227,612 shares of Class B Common Stock, which is convertible into shares of Common Stock on a share-for-share basis at the election of the holder at any time.

(14) Includes 1,118,940 shares of Class B Common Stock, which is convertible into shares of Common Stock on a share-for-share basis at the election of the holder at any time.

(15) Includes 67,100 shares of Class B Common Stock, which is convertible into shares of Common Stock on a share-for-share basis at the election of the holder at any time.

(16) Includes 41,572 shares of Class B Common Stock, which is convertible into shares of Common Stock on a share-for-share basis at the election of the holder at any time.

(17) Includes 2,455,224 shares of Class B Common Stock, which is convertible into shares of Common Stock on a share-for-share basis at the election of the holder at any time.

(18) Based on the most recent filings of Schedule 13G received directly by the Company with respect to such beneficial holder.

              CERTAIN RELATIONSHIPS, TRANSACTIONS AND ARRANGEMENTS

YUCAIPA TRANSACTION FEE

     In connection with the transactions contemplated by the Merger Agreement, the Company retained The Yucaipa Companies LLC ("Yucaipa LLC"), an affiliate of Yucaipa, to provide consulting services to the Company in connection with a possible merger or other corporate transaction involving the business of the Company. On October 8, 1998 at a special telephonic meeting, the Board of Directors, including the directors not affiliated with Yucaipa, approved the payment of a fee of $5,500,000 to Yucaipa LLC upon consummation of the Offer as compensation for the services Yucaipa LLC had provided, and would provide, to the Company in developing and consulting with the Company concerning the various transaction proposals described in "Item 4. The Solicitation or Recommendation" of the Schedule 14d-9. In addition to the foregoing compensation, pursuant to the Management Agreement, the Company will reimburse Yucaipa LLC for its reasonable out-of-pocket expenses and indemnify Yucaipa LLC against certain liabilities arising out of or in connection with its retention, including liabilities under federal securities laws.

MANAGEMENT AGREEMENT

     On November 1, 1996, the Company and Dominick's entered into the Management Agreement with Yucaipa. The Management Agreement provides for the payment of an annual fee to Yucaipa in the amount of $1.0 million. In addition, the Company may retain Yucaipa in an advisory capacity in connection with certain acquisition or sale transactions, in which case the Company will pay Yucaipa an advisory fee equal to one percent (1.0%) of the transaction value. The term of the agreement is automatically renewed on April 1 of each year for a five-year term unless 90 days' notice is given by either party. The Management Agreement may be terminated at any time by the Company upon 90 days' written notice, provided that Yucaipa will be entitled to full payment of the annual fee thereunder for the remaining term thereof, unless the Company terminates for cause pursuant to the terms of the Management Agreement. Yucaipa may terminate the Management Agreement if the Company fails to make a payment due thereunder, or upon a Change of Control (as generally defined in the Management Agreement to include certain mergers and asset sales, and acquisitions of beneficial ownership of greater than 51% of the Company's outstanding voting securities by persons other than Yucaipa). Upon any such termination, Yucaipa will be entitled to full payment of the annual fee for a period of time following such termination, the length of which depends upon the grounds for termination. Fees paid and accrued under the Management Agreement were approximately $1.25 million for management and advisory services during fiscal 1997.

     Upon the earlier of the consummation of the Merger and the Effective Time, the Management Agreement will be terminated and the Company will pay a termination fee of approximately $2.5 million (assuming the Merger is consummated on November 19, 1998) to Yucaipa (or its designee).

YUCAIPA WARRANT

     Upon the closing of the acquisition of Dominick's by the Company in March 1995 (the "Acquisition"), the Company issued to Yucaipa the Yucaipa Warrant to purchase 3,874,492 shares of Voting Common Stock. The Yucaipa Warrant became exercisable at the election of Yucaipa upon the consummation of the initial public offering of the Company in November 1996 at an exercise price of approximately $20.732 (subject to adjustment) per share (the "Per Share Exercise Price"). If not exercised, the Yucaipa Warrant will expire on March 22, 2000; provided, however, that if on such date certain financial performance requirements are satisfied, the expiration date will be extended to March 22, 2002 and, in such case, the exercise price will be increased daily at a rate of 25% per annum. The Yucaipa Warrant may be exercised for cash or on a cashless basis. Pursuant to the cashless exercise provisions of the Yucaipa Warrant, upon exercise in full Yucaipa would be entitled to receive a number of shares of Voting Common Stock equal to the difference between 3,874,492 shares and the number of shares having a market value as of the exercise date equal to $80.3 million (i.e., the aggregate exercise price).

     In connection with the transactions contemplated by the Merger Agreement,
(i) the Company and Yucaipa entered into the Warrant Amendment which amended the Yucaipa Warrant and (ii) Parent or Purchaser will purchase the Yucaipa Warrant from Yucaipa for an amount equal to the product of (a) the difference between the Offer Price and the Per Share Exercise Price multiplied by (b) the number of shares of Common Stock underlying the Yucaipa Warrant (3,874,492 as of the date hereof). See "Item 3. Indemnity and Background -- Warrant Amendment" in the
Schedule 14D-9 for a discussion of the Warrant Amendment. Upon the purchase of the Yucaipa Warrant and payment of the purchase price therefor in accordance with the provisions of the Merger Agreement, Yucaipa will cease to have any rights with respect to the Yucaipa Warrant.

1996 STOCKHOLDERS AGREEMENT

     Under the terms of the 1996 Stockholders Agreement entered into by the Company, certain affiliates of Yucaipa and Apollo and certain other stockholders of the Company, Yucaipa is entitled to nominate six directors to the Boards of Directors of the Company and Dominick's. Yucaipa's right to nominate members to such Boards of Directors will be reduced by three if Mr. Burkle ceases for any reason to beneficially own at least 33 1/3% of the Shares beneficially owned by Yucaipa on the date of the Acquisition and shall terminate if Mr. Burkle ceases for any reason (including death) to beneficially own at least 25% of the Shares beneficially owned by Yucaipa on such date. The 1996 Stockholders Agreement entitles Apollo to nominate three directors to the Boards of Directors of the Company and Dominick's. Apollo's right to nominate members to such Boards of Directors will be reduced by one if Apollo ceases to beneficially own at least 33 1/3% of the Shares beneficially owned by Apollo on the date of the Acquisition and shall terminate if Apollo ceases to beneficially own at least 25% of the Shares beneficially owned by Apollo on such date. If Apollo ceases to own at least 25% of the Shares beneficially owned by Apollo on the date of the Acquisition and the parties to the 1996 Stockholders Agreement other than Apollo beneficially own at least 33 1/3% of the Shares beneficially owned by such stockholders on the date of the Acquisition, Yucaipa will be entitled to nominate an additional member to the Boards of Directors of the Company and Dominick's. Notwithstanding the foregoing, however, Apollo may assign its rights to nominate two directors to a transferee (other than an affiliate of Yucaipa) acquiring at least 66 2/3% of the Shares held by Apollo on the date of the Acquisition. The 1996 Stockholders Agreement provides that the parties thereto shall vote their Shares and take all actions otherwise necessary to ensure the election to such Boards of Directors of the Yucaipa nominees and the Apollo nominees. The Yucaipa nominees are Messrs. Burkle, Karst, Graham, Tochner and Mariano and Ms. Figel. The Apollo nominees are Messrs. Copses, Kaplan and Ressler. In addition, Apollo and certain other stockholders will have the right to participate in any bona fide transfer of the pecuniary interests in Common Stock beneficially owned by Yucaipa and its affiliates. In certain circumstances, Yucaipa will have the right to compel the participation of Apollo and other stockholders in sales of all the outstanding shares of Company stock. As of the Record Date, affiliates of Yucaipa and Apollo beneficially own approximately 13.9% and 27.7%, respectively, of the outstanding Common Stock, representing an equivalent percentage of the total voting power of the Company (excluding the Yucaipa Warrant and options held by Mr. Karst and assuming conversion by Apollo of shares of Non-Voting Common Stock into Voting Common Stock).

     In connection with the transactions contemplated by the Merger Agreement, Yucaipa and certain stockholders of the Company entered into the Stockholders Agreement Amendment which amended the 1996 Stockholders Agreement. See "Item 3. Identity and Background -- Stockholders Agreement Amendment" for a discussion of the Stockholders Agreement Amendment.

                         EXECUTIVE OFFICER COMPENSATION

SUMMARY COMPENSATION TABLE

     The following table sets forth information concerning the compensation of the Chief Executive Officer and four most highly compensated executive officers of the Company (the "Named Executive Officers"), whose total salary and bonus for Fiscal 1997 exceeded $100,000 for services rendered in all capacities of the Company and its subsidiaries.

                                                                                    LONG TERM
                                                                                 COMPENSATION(2)
                                                                                 ---------------
                                                       ANNUAL COMPENSATION(1)      SECURITIES
                                                       -----------------------     UNDERLYING         ALL OTHER
  NAME AND PRINCIPAL POSITION      FISCAL YEAR ENDED     SALARY       BONUS        OPTIONS(#)      COMPENSATION(4)
  ---------------------------      -----------------   ----------   ----------   ---------------   ---------------
Robert A. Mariano(3)...........    November 1, 1997     $522,300     $476,000         25,000         $   15,467
  President and Chief              November 2, 1996      482,700      463,500             --             14,700
  Executive Officer............    October 28, 1995      334,200      216,000        146,379          3,463,700(5)
Darren W. Karst(6).............    November 1, 1997     $314,770     $286,000         11,500         $    7,753
  Executive Vice President,        November 2, 1996      289,700      255,000             --              7,100
  Finance and Administration,      October 28, 1995      151,570           --         73,189              1,700
  and Chief Financial Officer
Robert E. McCoy(8).............    November 1, 1997     $314,770     $286,000         11,500         $   14,873
  Executive Vice President,        November 2, 1996      289,400      250,000             --            878,600(7)
  Operations                       October 28, 1995      236,400      216,000        146,379          2,916,300(5)
Alice F. Smedstad(9)...........    November 1, 1997     $174,075     $ 45,260          3,750         $    7,443
  Group Vice President,            November 2, 1996      155,800       17,000             --              2,700
  Human Resources                  October 28, 1995           --           --         21,956                 --
Herbert R. Young(8)............    November 1, 1997     $234,200     $214,200          3,750         $   22,617
  Group Vice President, Sales      November 2, 1996      229,300      225,000             --            865,100(7)
  Marketing and Advertising        October 28, 1995      225,600      210,900        146,379          2,923,000(5)

---------------
(1) Annual compensation is based on cash payments made during the fiscal period. Bonus amounts paid relate to the prior year's performance. Fiscal 1997 salary amounts include an extra week related to salary earned in fiscal 1996, but paid in fiscal 1997.

(2) Information for Messrs. Mariano, McCoy and Young excludes equity-based compensation of Dominick's which was extinguished in connection with the Acquisition.

(3) Mr. Mariano was appointed President and Chief Operating Officer in March 1995 and was subsequently appointed Chief Executive Officer in January 1996.

(4) Includes (i) insurance premiums paid under senior management benefit plans,
    (ii) benefits paid under a senior management financial planning plan, (iii) profit sharing plan contributions made by the Company, and (iv) certain other employee benefits.

(5) Includes the redemption for cash of all Dominick's stock appreciation rights held by Messrs. Mariano, McCoy and Young at the time of the Acquisition in the amounts of $3,450,093, $2,901,460, and $2,901,460, respectively.

(6) Mr. Karst joined the Company as Senior Vice President, Chief Financial Officer and Secretary in March 1995 and was appointed Executive Vice President, Finance and Administration in March 1996. Mr. Karst resigned as an officer of the Company in August 1998. Mr. Karst is a general partner of Yucaipa, which provides services to the Company pursuant to the Management Agreement. See "Certain Relationships, Transactions and
    Arrangements -- Management Agreement."

(7) Includes $864,000 and $843,708 paid to Messrs. McCoy and Young, respectively, in connection with their respective employment agreements. See "Employment Agreements."

(8) Messrs. Young and McCoy retired from the Company effective November 21,
    1997.

(9) Ms. Smedstad was appointed Group Vice President, Human Resources in December 1996.

EMPLOYMENT AGREEMENTS

     On October 9, 1998, the Company entered into employment agreements (the "Employment Agreements") and special bonus agreements (the "Special Bonus Agreements") with 24 officers of the Company, including Messrs. Mariano, Boyle, Fitzgerald, Nasshan and Rosanova, Ms. Paskin and Ms. Smedstad.

     The Employment Agreements are for a term of from one to five years, commencing on the date on which a change of control of the Company occurs (including the date on which the Offer is consummated), provided that the employee is employed by the Company on such date. The Employment Agreements provide for the payment of salary and bonus and the continuation of benefits upon a termination without cause, or a constructive termination, of the employee's employment. The Employment Agreements also provide that the Company will make additional payments to certain employees who receive payments, benefits or distributions subject to the excise tax imposed by Section 4999 of the Code under certain circumstances. A copy of the form of Employment Agreement is attached hereto as Exhibit 9 and incorporated herein by reference.

     The Special Bonus Agreements provide for the payment of a bonus ranging from $93,750 to $750,000 on the closing date of a transaction involving a change of control of the Company (including consummation of the Offer), provided that the employee is employed by the Company on such date. The aggregate amount of bonuses payable under the Special Bonus Agreements is approximately $3.8 million. A copy of the form of Special Bonus Agreement is attached hereto as
Exhibit 10 and incorporated herein by reference.

OPTION GRANTS TABLE

     The following Option Grants Table sets forth, as to the Named Executive Officers, certain information relating to stock options granted during fiscal 1997.

                                         INDIVIDUAL GRANTS
                               --------------------------------------
                                             % OF TOTAL                                 POTENTIAL REALIZABLE VALUE
                                NUMBER OF     OPTIONS                                   AT ASSUMED ANNUAL RATES OF
                               SECURITIES    GRANTED TO                                  STOCK PRICE APPRECIATION
                               UNDERLYING    EMPLOYEES    EXERCISE OR                       FOR OPTION TERM(4)
                                 OPTIONS     IN FISCAL    BASE PRICE    EXPIRATION   --------------------------------
            NAME               GRANTED(#)     YEAR(1)      ($/SHARE)     DATE(2)     0%($)(3)    5%($)       10%($)
            ----               -----------   ----------   -----------   ----------   --------   --------   ----------
Robert A. Mariano............    25,000         10.9%      $26.5625      9/20/07        $--     $417,625   $1,058,345
Darren W. Karst..............    11,500          5.0        26.5625      9/20/07        --       192,108      486,839
Robert E. McCoy..............    11,500          5.0        26.5625      9/20/07        --       192,108      486,839
Alice F. Smedstad............     3,750          1.6        26.5625      9/20/07        --        62,644      158,752
Herbert Young................     3,750          1.6        26.5625      9/20/07        --        62,644      158,752

---------------
(1) The total number of shares of Common Stock subject to options granted to employees in the fiscal year ended November 1, 1997 was 228,960.

(2) Options may terminate before their expiration date if the optionee's status as an employee or consultant is terminated or upon optionee's death.

(3) Based upon the fair market value of the Common Stock on the grant date, as determined in good faith by the Board of Directors.

(4) The 5% and 10% assumed annual compound rates of stock price appreciation are mandated by the rules of the Securities and Exchange Commission and do not represent the Company's estimate or projection of future Common Stock prices. There can be no assurance that the amounts reflected in this table will be achieved.

YEAR-END OPTION VALUE TABLE

     No Named Executive Officer exercised stock options during Fiscal 1997. The following table sets forth certain information concerning the number of stock options held by the Named Executive Officers as of November 1, 1997, and the value of in-the-money options outstanding as of such date.

                                                           NUMBER OF               VALUE OF UNEXERCISED
                                                      UNEXERCISED OPTIONS          IN-THE-MONEY OPTIONS
                                                      AT NOVEMBER 1, 1997         AT NOVEMBER 1, 1997(1)
                                                  ---------------------------   ---------------------------
                      NAME                        EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
                      ----                        -----------   -------------   -----------   -------------
Robert A. Mariano...............................     58,551        112,828      $1,737,091     $2,854,119
Darren W. Karst.................................     29,275         55,414         868,531      1,417,122
Robert E. McCoy.................................    109,788         48,091       3,757,247      1,199,863
Alice F. Smedstad...............................      5,489         20,217         162,848        525,809
Herbert R. Young................................    109,788         40,341       3,757,247      1,122,847

---------------
(1) Value is based upon the closing price of the Voting Common Stock on the composite tape for the New York Stock Exchange on October 31, 1997 of $36.50 minus the exercise price.

MANAGEMENT INCENTIVE PLAN

     The Company's Management Incentive Plan (the "MIP program") covers all executive officers and other key managers. Its purpose is to provide a direct financial incentive in the form of an annual bonus to achieve or exceed pre-determined financial objectives. The MIP program provides for varying levels of payout to participants depending on the individual's level within the organization. The Chief Executive Officer may receive a bonus ranging from 0% up to 200% of base salary. Executive Vice Presidents may receive a bonus of up to 100% of base salary and Group Vice Presidents may receive a bonus of up to 85% of base salary.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     The Company does not have a board committee performing the functions of a compensation committee. Ronald W. Burkle, the Chairman of the Board, and Robert
A. Mariano, the President and Chief Executive Officer, made decisions with regard to executive officer compensation for fiscal 1997, except that decisions with regard to awards under the 1996 Plan (as defined below) were made by the Board of Directors.

REPORT ON COMPENSATION OF EXECUTIVE OFFICERS

     The Board of Directors is responsible for developing the Company's executive compensation policies and approving on an annual basis the compensation policies applicable to the Chief Executive Officer and other executive officers of the Company. The objectives of the Company's executive compensation program are to support the achievement of desired performance by the Company, provide compensation that will attract and retain superior talent and reward performance, and align the executive officers' personal interests and financial remuneration with the success of the Company by basing a significant portion of their compensation upon Company performance.

     The executive compensation program provides an overall level of compensation opportunity that is competitive within the retail food and drug industry, including those companies which compete directly with the Company in its region, as well as companies outside the industry with which the Company may compete for executive talent. Companies are selected for the purpose of comparing compensation practices on the basis of a number of factors relative to the Company, such as their size and complexity, the nature of their businesses, the regions in which they operate, the structure of their compensation programs (including the extent to which they rely on bonuses and other contingent forms of compensation) and the availability of compensation information. In reviewing the compensation practices of other companies, the Board of Directors considers the fact that the compensation structures of most peer companies tend to be significantly different than those of the Company in a number of respects, particularly in such areas as the amount of bonus relative to salary paid by such companies, their use of stock appreciation rights and stock options, the time period over which stock options vest and the nature and amount of pension benefits made available to executive officers. For these reasons, although the Board of Directors has considered the compensation policies of certain peer companies, the Board of Directors does not believe that all such companies are comparable to the Company for the purpose of setting the compensation for the Company's executive officers. The Board of Directors uses its discretion to set executive compensation at levels warranted by external, internal and individual circumstances. Actual compensation levels may be greater or less than average compensation levels in other companies based upon annual and long-term performance of the Company and each individual executive officer's performance.

     The Company's executive officer compensation program is comprised of base salary, cash bonus compensation, long-term incentive compensation in the form of stock options, and other benefits such as those available through the Company's medical and defined contribution plans.

     Base Salary. Base salary levels for the Company's executive officers, including the Chief Executive Officer, are set such that the overall cash compensation package for executive officers, including bonus opportunity compares favorably to companies with which the Company competes for executive talent. In determining salaries, the Board of Directors also takes into account a number of factors, which primarily include individual experience and performance, the officer's level of responsibility, the cost of living and historical salary levels. The measures of individual performance considered include, to the extent applicable to an individual executive officer, a number of quantitative and qualitative factors such as the Company's historical and recent financial performance, the individual's achievement within his or her responsibility of particular financial and non-financial goals, and other contributions made by the officer to the Company's success. Specific factors related to an individual's performance considered by the Board of Directors include financial measures such as EBITDA (as adjusted), net income, sales, same store sales, and cost savings and non-financial measures such as store openings, site acquisitions or other specific tasks. The Board of Directors has not found it practicable, and has not attempted, to assign relative weights to the specific factors considered in determining base salary levels, and the specific factors used may vary among achievement of any specific, pre-determined performance targets.

     Cash Bonus. The Company's Management Incentive Plan ("MIP") covers all executive officers and other key managers. Its purpose is to provide a direct financial incentive in the form of an annual bonus to achieve or exceed pre-determined financial and individual objectives. The MIP program provides for varying levels of payout to participants depending on the individual's level within the organization. The Chief Executive Officer may receive a bonus ranging from 0% up to 200% of base salary. Executive Vice Presidents may receive a bonus of up to 100% of base salary, and Group Vice Presidents may receive a bonus of up to 85% of base salary. In fiscal 1997, the MIP program was based on actual results achieved compared to targeted performance in two (2) categories: sales and EBITDA (as adjusted).

     1996 Equity Participation Plan. The Company's 1996 Equity Participation Plan (the "1996 Plan") authorizes the Board of Directors to provide incentives for officers, employees and consultants through granting of stock options, restricted stock and other awards (collectively, "Awards"), thereby stimulating their personal and active interest in the Company's development and financial success, and inducing them to remain in the Company's employ. Grants of Awards are made in amounts commensurate with the individual's responsibility and at a level calculated to be competitive within the retail food and drug industries as well as a broader group of companies of comparable size and complexity. Options granted to date to executive officers vest over a five-year period after the grant date, and do not include any specific, pre-determined performance targets as a condition to vesting or granting. The Company believes that such long-term grants serve the primary objective of retaining executives and key managers, while also aligning executives and shareholder interests by creating a strong and direct link between compensation and shareholder return and by enabling executives and key managers to develop and maintain a significant, long-term ownership interest in the Company. In fiscal 1997, awards of 55,500 options were granted to Named Executive Officers. Grants of additional stock options to the Named Executive Officers may be considered in future periods by the Board of Directors.

     Benefits. The Company provides medical and certain other benefits to executive officers, including the Chief Executive Officer, that are generally available to the Company's employees. The Company also provides executive officers with supplemental death and disability benefits. The benefits available under such arrangements are substantially similar for each of the Company's executive officers, including the Chief Executive Officer, except to the extent benefits are payable based upon the length of an officer's employment with the Company.

     Chief Executive Officer Compensation. The Chief Executive Officer's compensation is reviewed and approved independently by the Board of Directors subject to the provisions of his employment agreement. The Board of Directors determines the Chief Executive Officer's compensation based upon the factors applicable to the Company's other executive officers, which are described in detail above, as well as a number of additional qualitative and quantitative factors appropriate to his position as the Company's principal executive.

     In accordance with the Company's compensation policies for all executive officers, a large component of the Chief Executive Officer's compensation is paid in the form of bonus, which, in order to provide an appropriate incentive to maximize the Company's financial performance, is determined based upon preset bonus maximums and the amount of the Company's actual sales and EBITDA (as adjusted) compared to targeted sales and EBITDA (as adjusted). For fiscal 1997, the Company did not achieve its targeted levels of sales and EBITDA (as adjusted). Accordingly, the maximum pre-determined Chief Executive Officer bonus for fiscal 1997 was not paid. Rather, the Chief Executive Officer received a bonus of $476,000.

     The Board of Directors believes that the Chief Executive Officer's total cash compensation is appropriate in light of the Company's performance in fiscal 1997 and other factors described above.

January 23, 1998                          Ronald W. Burkle
                                          Grace Barry
                                          Evan Bayh
                                          Peter P. Copses
                                          Linda McLoughlin Figel
                                          Patrick L. Graham
                                          David B. Kaplan
                                          Darren W. Karst
                                          Robert A. Mariano
                                          Antony P. Ressler
                                          Ira L. Tochner

     The Report on Compensation of Executive Officers shall not be deemed incorporated by reference by any general statement incorporating by reference this Information Statement into any filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, and shall not otherwise be deemed filed under such Acts.

STOCK PERFORMANCE GRAPH

     Set forth below is a line graph comparing the total cumulative return on the Common Stock based on the market price of the Voting Common Stock since November 1, 1996, when the Company's initial public offering of Common Stock was completed.

[CUMULATIVE RETURN BAR CHART]

                                                                              S&P Retail Stores
                                        Dominick's                              -Food Chain
                                    Supermarkets, Inc.         S&P 500              Index
11/1/96                                     100                  100                 100
10/31/97                                    187                  133                 122

---------------
* Total Cumulative Return assumes $100 invested on November 1, 1996 in the Company, the S&P 500 Stock Index, and the S&P Retail Stores -- Food Chain Index, with reinvestment of dividends. The Company's fiscal year ended November 1, 1997.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Company's officers and directors, and persons who own more than ten percent of a registered class of the Company's equity securities, to file reports of ownership and changes of ownership with the Commission and each exchange on which the Company's securities are registered. Officers, directors and greater than ten percent stockholders are required by Commission regulations to furnish the Company with copies of all ownership forms they file.

     Based solely on a review of copies of reporting forms furnished to it, or written representations that no forms were required, the Company believes that, except as set forth below, all filing requirements applicable to its officers, directors and beneficial owners under Section 16(a) of the Exchange Act were complied with during fiscal 1997. The Company notes that for Ira L. Tochner, who was appointed to the Board on January 31, 1997, following the death of Mr. Mark Resnik, a Form 3 was inadvertently not filed until January 22, 1998. In addition, Form 5s for directors Ressler and Bayh were inadvertently not filed until January 23, 1998 and January 17, 1998 respectively, for 1,745 restricted shares of Common Stock awarded to them pursuant to the Directors Plan in fiscal 1997.

                         1996 EQUITY PARTICIPATION PLAN

     Under the Company's 1996 Equity Participation Plan (the "1996 Plan"), the Board of Directors (or a committee appointed by the Board of Directors) may grant or issue stock options, stock appreciation rights, restricted stock, deferred stock, dividend equivalents, performance awards, stock payments and other stock related benefits, or any combination thereof (collectively, "Awards") to officers, employees and consultants of the Company. The 1996 Plan also provides for the granting of options to the Company's independent non-employee directors. The prices for shares of Common Stock subject to options and stock appreciation rights or pursuant to other Awards which may be granted or made under the 1996 Plan are set by the Board of Directors (or a committee thereof), provided that such price shall be no less than the par value of a share of Common Stock, unless otherwise permitted by applicable state law, and
(i) in the case of incentive stock options ("ISOs") and Non-Qualified Stock Options ("NQSOs") intended to qualify as performance-based compensation as described in Section 162(m)(4)(C) of the Code, such price shall not be less than 100% of the Fair Market Value (as defined in the 1996 Plan) of a share of Common Stock on the date the option is granted; (ii) in the case of ISOs granted to an individual then owning (within the meaning of Section 424(d) of the Code) more than 10% of the total combined voting power of all classes of stock of the Company or any Subsidiary or parent corporation thereof (within the meaning of Section 422 of the Code) such price shall not be less than 110% of the Fair Market Value (as defined in the 1996 Plan) of a share of Common Stock on the date the option is granted; and (iii) in the case of options granted to independent non-employee directors, such price shall equal 100% of the Fair Market Value of a share of Common Stock on the date the option is granted. Under the 1996 Plan, not more than 1,000,000 shares of Common Stock are authorized for issuance upon exercise of options, stock appreciation rights and other Awards.

                        RESTATED 1995 STOCK OPTION PLAN

     Under the Company's Restated 1995 Stock Option Plan (the "1995 Plan"), certain officers and key employees of the Company received grants of NQSOs and ISOs. As required by the 1995 Plan, all ISOs granted thereunder have a per share exercise price at least equal to 100% of the Fair Market Value (as defined in the 1995 Plan) of Common Stock on the date of grant and all ISOs granted thereunder to employees who at the time such option was granted owned (within the meaning of Section 424(d) of the "Code") more than 10% of the total combined voting power of all classes of capital stock of the Company have a per share exercise price at least equal to 110% of the Fair Market Value of Common Stock on the date of grant. The 1995 Plan is administered by the Board of Directors which designates the individuals who shall receive options, whether an optionee will receive ISOs, NQSOs or both, and the amount, price restrictions and all other terms and provisions of such options. Options granted and presently outstanding under the 1995 Plan have terms of ten years and become exercisable either (i) as to at least 20% of the shares of Common Stock covered thereby on each anniversary of the date such option is granted or (ii) as to at least 25% of the shares of Common Stock covered thereby on each anniversary of the date such option is granted commencing with the second anniversary of such date.

                       1997 EMPLOYEE STOCK PURCHASE PLAN

     Under the Company's 1997 Employee Stock Purchase Plan (the "Employee Stock Purchase Plan"), the Company offers options to purchase shares of Voting Common Stock to all eligible employees in successive 3-month offering periods at an exercise price equal to 90% of the lesser of the fair market value (as determined in accordance with the provisions of the Employee Stock Purchase
Plan) of a share of Voting Common Stock on the date of grant or the date of exercise (the "Option Price"). Each participant automatically and without any act on such participant's part is deemed to exercise all options at the end of the applicable offering period to the extent that the balance of such participant's payroll deductions is sufficient to purchase shares of Voting Common Stock at the Option Price. The Employee Stock Purchase Plan is administered by a committee of the Board of Directors.

                                   SCHEDULE I

                      DIRECTORS AND EXECUTIVE OFFICERS OF
                              PARENT AND PURCHASER

     As of the date of this Information Statement, Purchaser has not determined who will be Designees. However, such Designees will be selected from the following list of directors and executive officers of Parent upon the purchase by Purchaser pursuant to the Offer of Shares representing not less than a majority of the outstanding shares of Common Stock on a fully diluted basis (without giving effect to the shares issuable upon exercise of the Yucaipa Warrant). The information contained herein concerning Parent and Purchaser and their respective directors and executive officers has been furnished by Parent and Purchaser. The Company assumes no responsibility for the accuracy or completeness of such information.

     The name, present principal occupation or employment and five-year employment history of each director and executive officer of Parent and certain other information is set forth below. Unless otherwise indicated below, the business address of each director and executive officer is 5918 Stoneridge Mall Road, Pleasanton, California 94588. Unless otherwise indicated, each occupation described below refers to employment with Parent. Except as noted, none of the persons listed below owns any Shares or has engaged in any transactions with respect to Shares during the past 60 days. During the last five years, neither Parent nor any director or executive officer of Parent indicated has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor was such person a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws. Unless otherwise indicated, all directors and executive officers listed below are citizens of the United States.

     Steven A. Burd, age 48, was appointed Chairman of the Board of Directors of Parent effective May 12, 1998. He has been Chief Executive Officer since April 30, 1993 and President since October 26, 1992. He was first elected to the Board of Directors of Parent on September 7, 1993.

     James H. Greene, Jr., age 48, has been a member of the Board of Directors of Parent since December 17, 1987. Mr. Greene is a General Partner of KKR Associates, L.P. ("KKR Associates") and was a General Partner of Kohlberg Kravis Roberts & Co. ("KKR") from January 1, 1993 until January 1, 1996 when he became a member of the limited liability company which serves as the general partner of KKR. Mr. Greene is also a director of Accuride Corporation, Bruno's, Inc., Owens-Illinois, Inc., Owens-Illinois Group, Inc., Randall's Food Markets, Inc. and Union Texas Petroleum Holdings, Inc.

     Henry R. Kravis, age 54, has been a member of the Board of Directors of Parent since November 26, 1986. Mr. Kravis is a Founding Partner of KKR and KKR Associates. Effective January 1, 1996, he became a managing member of the limited liability company which serves as the general partner of KKR. Mr. Kravis is also a director of Accuride Corporation, Amphenol Corporation, Borden, Inc., Bruno's, Inc., Evenflo & Spalding Holdings Corporation, The Gillette Company, IDEX Corporation, Kindercare Learning Centers, Inc., KSL Recreation Group, Inc., Newsquest Capital, plc, Owens-Illinois, Inc., Owens-Illinois Group, Inc., PRIMEDIA, Inc., Randall's Food Markets, Inc., Sotheby's Holdings, Inc., Union Texas Petroleum Holdings, Inc. and World Color Press, Inc.

     Robert I. MacDonnell, age 60, has been a member of the Board of Directors of Parent since November 26, 1986. Mr. MacDonnell is a General Partner of KKR Associates and was a General Partner of KKR until January 1, 1996 when he became a member of the limited liability company which serves as the general partner of KKR. Mr. MacDonnell is also a director of Owens-Illinois, Inc. and Owens-Illinois Group, Inc.

     Peter A. Magowan, age 56, has been a member of the Board of Directors of Parent since November 26, 1986 and served as Chairman of the Board of Parent from such time to May 12, 1998. He served as Chief Executive Officer from November 26, 1986 to April 30, 1993 and served as President from March 27, 1988 to October 26, 1992. From December 1979 to November 26, 1986, Mr. Magowan served as Chairman of the Board and Chief Executive Officer of Parent's predecessor, Safeway Stores, Incorporated, a Maryland corporation. Mr. Magowan is also a director of Caterpillar, Inc. and Chrysler Corporation. Mr. Magowan is Managing General Partner and President of the San Francisco Giants.

     George R. Roberts, age 55, has been a member of the Board of Directors of Parent since July 23, 1986. Mr. Roberts is a Founding Partner of KKR and KKR Associates. Effective January 1, 1996, he became a managing member of the limited liability company which serves as the general partner of KKR. Mr. Roberts is also a director of Accuride Corporation, Amphenol Corporation, Borden, Inc., Bruno's, Inc., Evenflo & Spalding Holdings Corporation, IDEX Corporation, Kindercare Learning Centers, Inc., KSL Recreation Group, Inc., Owens-Illinois, Inc., Owens-Illinois Group, Inc., PRIMEDIA, Inc., Randall's Food Markets, Inc., Union Texas Petroleum Holdings, Inc. and World Color Press, Inc.

                                    EXHIBITS

Exhibit 1. Agreement and Plan of Merger, dated as of October 13, 1998, by and among Safeway Inc., Windy City Acquisition Corp. and
             Dominick's Supermarkets, Inc.
Exhibit 2.   Press Release issued by the Company and Parent on October
             13, 1998. (Incorporated by reference to Exhibit 99.1 to the Company's Current Report on Form 8-K dated October 13,
             1998).
Exhibit 3. Stockholders Agreement, dated as of October 13, 1998, by and among Safeway Inc., Windy City Acquisition Corp., Yucaipa
             Blackhawk Partners, L.P., Yucaipa Chicago Partners, L.P.,
             Yucaipa Dominick's Partners, L.P., Apollo Investment Fund,
             L.P., Apollo Investment Fund III, L.P., Apollo Overseas
             Partners III, L.P. and Apollo (UK) Partners III, L.P.
Exhibit 4.   Class A Common Stock Purchase Warrant dated as of March 22,
             1995 issued by Dominick's Supermarkets, Inc. to The Yucaipa
             Companies, as supplemented. (Incorporated by reference to Exhibit 4.1 to the Company's Annual Report on Form 10-K,
             Number 1-12353).
Exhibit 5. Amendment to Class A Common Stock Purchase Warrant, dated as of October 13, 1998, by and between Dominick's Supermarkets,
             Inc. and The Yucaipa Companies.
Exhibit 6.   Amended and Restated Stockholders Agreement, dated as of
             November 1, 1996, by and among Dominick's Supermarkets,
             Inc., DFF Supermarkets, Inc., Dominick's Finer Foods, Inc.
             and the stockholders of the Company named therein.
             (Incorporated by reference to Exhibit 10.8 to the Company's
             1996 Annual Report on Form 10-K, Number 1-12353).
Exhibit 7. Amendment to Amended and Restated Stockholders Agreement, dated as of October 13, 1998, by and among The Yucaipa
             Companies, Yucaipa Blackhawk Partners, L.P., Yucaipa Chicago
             Partners, L.P., Yucaipa Dominick's Partners, L.P., Apollo
             Investment Fund, L.P., Apollo Investment Fund III, L.P.,
             Apollo Overseas Partners III, L.P. and Apollo (UK) Partners
             III, L.P.
Exhibit 8. Management Agreement, dated as of November 1, 1996, by and among Dominick's Supermarkets, Inc., Dominick's Finer Foods,
             Inc. and The Yucaipa Companies. (Incorporated by reference to Exhibit 10.7 to the Company's 1996 Annual Report on Form
             10-K, Number 1-12353).
Exhibit 9.   Form of Employment Agreement.
Exhibit 10.  Form of Special Bonus Agreement.
Exhibit 11.  Letter to Stockholders dated as of October 19, 1998.*
Exhibit 12.  Opinion of Donaldson, Lufkin & Jenrette Securities
             Corporation dated October 12, 1998.*

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* Included in materials being distributed to stockholders of the Company.

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